FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2005

18 March 2005

British Sky Broadcasting Group plc

(Name of Registrant)

Grant Way, Isleworth, Middlesex TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

This Report is incorporated by reference in the prospectus contained in Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3 (SEC File No. 333-106837) filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC
Date: 18 March 2005	By:	/s/ Dave Gormley
Dave Gormley
Company Secretary

BRITISH SKY BROADCASTING GROUP PLC

HALF YEAR ENDED 31 DECEMBER 2004

FORWARD-LOOKING STATEMENTS

This Interim Report on Form 6-K contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, advertising growth, DTH subscriber growth and Multiroom and Sky+ penetration, DTH revenue, profitability and margin growth, cash flow generation, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this Interim Report on Form 6-K) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group’s control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of government regulation upon the Group’s activities, our reliance on technology, which is subject to risk, change and development, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group’s ability to continue to communicate and market its services effectively, and the risks associated with the Group’s operation of digital television transmission in the United Kingdom (“UK”) and Ireland.

Information on some risks and uncertainties are described in Item 1 “Selected Financial Data — Risk Factors”. All forward-looking statements in this document are based on information known to the Group on the date hereof. Except as required by law, the Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. SELECTED FINANCIAL DATA

Set forth below is selected financial data for the Group for each of the years in the five year period ended 30 June 2004 and as at 30 June 2004, 2003, 2002, 2001, and 2000. Also set forth below is selected financial data for the Group for the half year periods ended 31 December 2004 and 2003.

The information contained in the following tables should be read in conjunction with Item 2 “Operating and Financial Review and Prospects” and the Group’s historical consolidated financial statements and related notes, as well as other information included elsewhere in this document.

The selected profit and loss account data set forth below for the half year periods ended 31 December 2004 and 2003, and the balance sheet data at 31 December 2004 are derived from interim consolidated financial statements included in this Interim Report on Form 6-K, which have been prepared in accordance with UK GAAP and differ in certain significant respects from US GAAP. A reconciliation of certain amounts from UK GAAP, as well as a description of the principal differences between UK GAAP and US GAAP applicable to the Group, is presented in Item 5 “Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles”. The selected profit and loss account data set forth below for each of the years in the five year period ended 30 June 2004 and the balance sheet data as at 30 June 2004, 2003, 2002, 2001, and 2000, are derived from the audited consolidated financial statements appearing in our historical annual reports as filed on Form 20-F with the Securities and Exchange Commission.

	Half year ended 31 December			Full year ended 30 June
	2004 (1)	2004	2003	2004	2003	2002	2001	2000
	(in millions except per share data)
Profit and Loss Account:
Amounts in accordance with UK GAAP
DTH subscribers revenues	$2,732	£1,426	£1,285	£2,660	£2,341	£1,929	£1,537	£1,189
Cable and DTT subscribers revenues (2)	209	109	103	215	202	279	299	303
Advertising revenues	305	159	147	312	284	251	271	242
Sky Bet revenues (3)	226	118	91	191	117	95	78	—
Sky Active revenues (3)	88	46	56	116	101	91	15	5
Other revenues	167	87	84	162	141	131	106	108

Group turnover	3,727	1,945	1,766	3,656	3,186	2,776	2,306	1,847
Operating expenses, net, before amortisation of goodwill and operating exceptional items	(3,048)	(1,591)	(1,483)	(3,056)	(2,822)	(2,590)	(2,154)	(1,762)
Amortisation and impairment of intangible fixed assets	(109)	(57)	(58)	(119)	(121)	(119)	(44)	—
Release of provision against (provision against) ITV Digital programming debtors	—	—	—	—	5	(22)	—	—
Estimated cost of reorganisation of Sky Interactive	—	—	—	—	—	—	(23)	—
Estimated cost of transitioning analogue customers to digital service	—	—	—	—	—	—	—	(58)
Estimated cost of termination of analogue operations	—	—	—	—	—	4	—	(41)
Estimated cost of Sky In-Home Service Limited reorganisation	—	—	—	—	—	—	—	(6)

Operating expenses, net	(3,157)	(1,648)	(1,541)	(3,175)	(2,938)	(2,727)	(2,221)	(1,867)

Operating profit (loss)	570	297	225	481	248	49	85	(20)
Share of joint ventures’ and associates’ operating results*	15	8	(5)	5	3	(1,146)	(357)	(136)
Loss on disposal of investments in joint ventures	(44)	(23)	—	—	—	—	—	—
Profit (loss) on disposal of fixed asset investments	—	—	2	51	—	2	—	(1)
Share of joint venture’s loss on disposal of fixed asset investments	—	—	—	—	—	—	(70)	(14)
Amounts written back to (written off) fixed asset investments, net	—	—	24	24	(15)	(60)	(39)	—
Release of provision against (provision against) loss on disposal of subsidiary	—	—	—	—	—	10	(10)	—
Interest receivable and similar income	29	15	3	10	4	11	18	11
Interest payable and similar charges	(90)	(47)	(45)	(91)	(118)	(148)	(153)	(103)
Exceptional finance credit	—	—	—	—	—	—	3	—

Profit (loss) on ordinary activities before taxation	480	250	204	480	122	(1,282)	(523)	(263)
Tax (charge) credit on profit (loss) on ordinary activities	(184)	(96)	(74)	(158)	62	(107)	(24)	65

Profit (loss) on ordinary activities after taxation	296	154	130	322	184	(1,389)	(547)	(198)
Equity dividends (4)	(148)	(77)	(53)	(116)	—	—	—	—

Retained profit (loss)	148	77	77	206	184	(1,389)	(547)	(198)

Earnings (loss) per share — basic	15.3p	8.0p	6.7p	16.6p	9.6p	(73.6p )	(29.6p )	(11.3p )
Earnings (loss) per share — diluted	15.1p	7.9p	6.7p	16.6p	9.5p	(73.6p )	(29.6p )	(11.3p )
Dividends per share (4)		4.0p	2.8p	6.0p	—	—	—	—
Dividends per share (4)		7.5¢	4.9¢	10.9¢	—	—	—	—

*	Included within joint ventures’ and associates’ operating results of £1,070 million for fiscal 2002 is £971 million in respect of an impairment of KirchPayTV goodwill.

All results relate to continuing operations.

	Half year ended 31 December			Full year ended 30 June
	2004 (1)	2004	2003	2004	2003	2002	2001	2000
	(in millions except per share data)
Amounts in accordance with US GAAP
Total revenues	$3,573	£1,865	£1,702	£3,535	£3,082	£2,707	£2,296	£1,911
Amortisation and impairment of intangible fixed assets	—	—	—	—	(5)	(145)	(58)	(12)
Operating profit (loss)	666	348	306	666	370	(30)	(176)	(247)
Joint ventures’ and associates’ goodwill amortisation and impairment, net	—	—	—	(3)	—	(712)	(71)	(10)
Loss on disposal of investments in joint ventures	(27)	(14)	—	—	—	—	—	—
Income (loss) before income tax	630	329	262	595	260	(940)	(660)	(473)
Net income (loss)	442	231	186	434	286	(1,047)	(625)	(351)
Basic earnings (loss) per share	22.9¢	11.9p	9.6p	22.4p	14.9p	(55.5p )	(33.8p )	(20.1p )
Diluted earnings (loss) per share	22.8¢	11.9p	9.6p	22.3p	14.7p	(55.5p )	(33.8p )	(20.1p )
Basic earnings (loss) per ADS (5)	91.5¢	47.8p	38.4p	89.7p	59.7p	(221.9p )	(135.4p )	(80.3p )
Diluted earnings (loss) per ADS (5)	91.4¢	47.7p	38.3p	89.3p	58.9p	(221.9p )	(135.4p )	(80.3p )

	Half year ended 31 December		Full year ended 30 June
	2004 (1)	2004	2004	2003	2002	2001	2000
	(in millions)
Balance Sheet:
Amounts in accordance with UK GAAP
Total assets	$5,112	£2,668	£2,364	£1,990	£2,159	£3,858	£3,253
Long-term debt	(2,062)	(1,076)	(1,076)	(1,152)	(1,577)	(1,768)	(1,412)
Net assets (liabilities)	159	83	90	(152)	(352)	1,035	770
Capital stock (6)	4,953	2,585	2,614	3,772	3,837	3,901	3,096
Shares in issue (number)	1,919	1,919	1,942	1,938	1,893	1,889	1,826

	Half year ended 31 December		Full year ended 30 June
	2004 (1)	2004	2004	2003	2002	2001	2000
	(in millions)
Amounts in accordance with US GAAP
Total assets	$6,402	£3,341	£2,988	£2,810	£2,853	£4,209	£3,060
Net assets (liabilities)	1,613	841	812	448	(141)	850	681

	Half year ended 31 December		Full year ended 30 June
	2004	2003	2004	2003	2002	2001	2000
	(in thousands)
Distribution of Sky Channels
DTH homes	7,609	7,208	7,355	6,845	6,101	5,453	4,513
Cable homes (7)	3,876	3,862	3,895	3,871	4,091	3,486	3,735
DTT — UK (8)	4,216	2,075	3,084	1,510	—	1,105	740

Total Sky homes	15,701	13,145	14,334	12,226	10,192	10,044	8,988

(1)	Solely for convenience, pounds sterling amounts for the half year ended 31 December 2004 and as at that date have been translated into US dollars at the noon buying rate of the Federal Reserve Bank of New York on 31 December 2004, which was US$1.9160 per £1.00.

(2)	From fiscal 2003, this relates solely to cable subscribers revenues.

(3)	Additional detail has been provided with regard to the analysis of interactive revenues between the Group’s betting and games revenues — “Sky Bet” — and other interactive revenues — “Sky Active” — and the prior year comparatives have been restated accordingly.

(4)	An interim dividend of £77 million, representing 4.0p per share, was resolved to be paid for the half year ended 31 December 2004 (7.5¢ in US dollars at date of declaration). An interim dividend of £53 million, representing 2.75p per share, was paid for the half year ended 31 December 2003 (4.9¢ in US dollars at date of payment on 23 April 2004) and a final dividend of £63 million, representing 3.25p per share was paid for the fiscal year ended 30 June 2004 (6.0¢ in US dollars at date of payment on 19 November 2004). No interim or final dividends were paid or proposed for fiscal 2003, 2002, 2001 or 2000. The dividend per ADS is equal to four times the dividends described above.

(5)	In our Annual Reports filed on Form 20-F for fiscal 2002, 2001 and 2000, the earnings (loss) per ADS was calculated using the weighted average number of ADSs outstanding on the basis of 1 ADS for 6 Ordinary Shares. On 23 December 2002, the ratio was revised to reflect a new ratio of 1 ADS representing 4 Ordinary Shares. Therefore, this period’s and prior periods’ earnings (loss) per ADS have been calculated using a weighted average number of ADSs outstanding on the basis of 1 ADS for 4 Ordinary Shares. Earnings (loss) per ADS is not exactly four times earnings (loss) per share due to rounding differences.

(6)	Capital stock includes called-up share capital, share premium, shares to be issued, Employee Share Ownership Plan (“ESOP”) reserve, merger reserve, special reserve and capital redemption reserve.

(7)	The number of cable subscribers is as reported to us by the cable operators. The cable subscribers disclosure for fiscal 2000 was restated in fiscal 2001 to include subscribers in the Republic of Ireland.

(8)	From fiscal 2003, the DTT subscriber number consists of the Broadcasters' Audience Research Board's (“BARB”) estimate of the number of homes with access to Freeview (the free DTT offering available in the UK). Up until fiscal 2001, this subscriber number consisted of the number of homes subscribing to ITV Digital’s (previously On Digital’s) DTT pay television service.

Factors which materially affect the comparability of the selected financial data

Accounting changes

During fiscal 2004, US EITF 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) was adopted.

During fiscal 2003, US accounting standard SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”) was adopted.

During fiscal 2001, US accounting standard SFAS No. 133 “Accounting for Derivative Instruments and Hedge Accounting” (“SFAS No. 133”) was adopted.

For further details of the above accounting changes, please refer to the relevant Annual Reports on Form 20-F.

Business combinations

During fiscal 2001, we completed the acquisition of British Interactive Broadcasting (“BiB”) and Sports Internet Group (“SIG”). The results of these acquisitions were consolidated from the respective dates of acquisition.

Exchange rates

A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations, see Item 3 “Quantitative and Qualitative Disclosures About Market Risk”.

Since any dividends that we declare are declared in pounds sterling, exchange rate fluctuations will affect the US dollar equivalent of cash dividends receivable by holders of ADSs.

The following table sets forth, for the periods indicated, information concerning the noon buying rates provided by the US Federal Reserve Bank of New York for pounds sterling expressed in US dollars per £1.00.

Month	High	Low
September 2004	1.8105	1.7733
October 2004	1.8404	1.7790
November 2004	1.9073	1.8323
December 2004	1.9482	1.9125
January 2005	1.9058	1.8647
February 2005	1.9249	1.8570

Full year ended 30 June	Period end	Average (1)	High	Low
2000	1.5256	1.5919	1.6724	1.4837
2001	1.4041	1.4509	1.5182	1.3737
2002	1.5347	1.4479	1.5347	1.4000
2003	1.6529	1.5915	1.6840	1.5192
2004	1.8126	1.7491	1.9045	1.5728

Half year ended 31 December	Period end	Average (1)	High	Low
2003	1.7842	1.6587	1.7842	1.5728
2004	1.9160	1.8480	1.9482	1.7733

(1)	The average rate is calculated by using the average of the noon buying rates on the last day of each month during the relevant period.

On 11 March 2005 the noon buying rate was US$1.9261 per £1.00.

RISK FACTORS

This section describes the significant risk factors affecting our business. These should be read in conjunction with our long-term operating targets, which are set out in Item 2 “Operating and Financial Review and Prospects — Overview and Recent Developments”. These risks could materially adversely affect any or all of our business, financial condition, prospects, liquidity or results of operations. Additional risks and uncertainties of which we are not aware or which we currently believe are immaterial may also adversely affect our business, financial condition, prospects, liquidity or results of operations.

Our business is heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licences could adversely affect our ability to operate or compete effectively.

We are subject to regulation primarily in the UK and the European Community. The regimes which affect our business include broadcasting, telecommunications, and competition (anti-trust) laws and regulations. Relevant authorities may introduce additional or new regulations applicable to our business. Our business and business prospects could be adversely affected by the introduction of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, or other aspects of our business, or that of any of our competitors, could have a material adverse effect on our business and the results of our operations.

As a result of the European Commission’s investigations into the sale of broadcasting rights to Football Association Premier League Limited (“FAPL”) football matches, the FAPL has provisionally agreed with the European Commission, inter alia, that after the 2006/07 FAPL football season, the tendering procedures for television rights will ensure that no single buyer is able to acquire exclusively all of the centrally-marketed live FAPL rights packages (and that these packages will continue to be balanced). The FAPL has also provisionally agreed to examine, jointly with the European Commission, the way in which its tender processes are conducted to ensure that they do not exclude any potential competitors. The European Commission has consulted publicly on the terms of this provisional agreement. The outcome of this consultation has not yet been disclosed. We are not yet able to assess whether these developments will have a material effect on the Group.

The European Commission has opened a sector inquiry regarding the conditions of provision of audio-visual content from sports events to internet and other “new media” companies such as 3G mobile operators.

The European Commission has stated that the purpose of its investigation is to gain as clear and wide a view as possible of the availability of audio-visual sports rights in the European Union, so as to ascertain whether access by “new media” operators to such content is not unduly restricted. The Group is co-operating with this investigation. At this stage, the Group is unable to determine whether the investigation or its outcome will have a material effect on the Group.

We cannot assure you that we will succeed in obtaining all requisite approvals and licences in the future for our operations without the imposition of restrictions which may have an adverse consequence to us, nor that compliance issues will not be raised in respect of operations conducted prior to the date of filing of this Interim Report on Form 6-K.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.

We face competition from a broad range of companies engaged in communications and entertainment services, including cable television providers, digital and analogue terrestrial television providers, telecommunications providers, home entertainment products companies, companies developing new technologies and other suppliers of news, information, sports and entertainment, as well as other providers of interactive services. Our competitors include organisations which are publicly funded, in whole or in part, and which fulfil a public service broadcasting mandate. Were such mandate to be changed, this could lead to an increase in the strength of competition from these organisations. Although we have continued to develop our services through technological innovation and in licensing, acquiring and producing a broad range of content, we cannot predict with certainty the changes that may occur in the future which may affect the competitiveness of our businesses. In particular, the means of delivering various of our (and/or competing) services may be subject to rapid technological change.

Viewers with a Sky+ set-top box may choose not to view advertising included on Sky Channels and Sky Distributed Channels. We therefore cannot assure you that our advertising revenues or programming costs will not be negatively impacted by this behaviour. We also cannot assure you that advertising revenues for Sky Channels currently offered on other platforms will not be negatively impacted in the future by the offering of similar devices by other operators.

Our ability to compete successfully will depend on our ability to continue to acquire, commission and produce, programming content. The programme content and third party programme services we have licensed from others are subject to fixed term contracts which will expire. We cannot assure you that programme content or third party programme services (whether on a renewal or otherwise) will be available to us on acceptable terms, or at all, and if so available, that such programme content or programme services will be attractive to our customers.

The future demand and speed of take up of our DTH service will depend upon our ability to attractively package our content and offer it to our customers at competitive prices, competitive pressures from competing services, and our ability to create demand for our products and to attract and retain customers through a wide range of marketing activities. In addition, we operate in a geographic region which has experienced sustained economic growth for a number of years. The effect of a possible slowdown in the rate of economic growth and/or a decline in consumer confidence on our ability to continue to attract and retain subscribers, is uncertain. We therefore cannot assure you that the current or future marketing activities we undertake will succeed in generating sufficient demand to achieve our operating targets.

We have made, and continue to make, significant investments in the modernisation of our customer relationship management centres and the replacement of our customer relationship management systems.

Throughout the last five fiscal years, we have invested more than £195 million in our customer relationship management centres and systems. This expenditure has been focused principally on replacing the existing customer management and billing systems with new applications and also on improving the existing physical infrastructure of the centres. The implementation of the new systems involves a number of complex activities, including the migration of all existing customer data onto the new applications. As a result, and in common with other projects of this scale, there is a risk that the implementation may not be completed as currently envisaged, either within the proposed timescale or budget, or that the anticipated business benefits may not be fully achieved. In addition, the high level of change inherent in the implementation of new systems absorbs considerable management time and may disrupt normal business operations. The implementation of the new applications has been deferred a number of times since the inception of the project and we currently anticipate the implementation to commence during calendar year 2005.

Our business is reliant on technology which is subject to the risk of failure, change and development.

We are dependent upon satellites which are subject to significant risks that may prevent or impair proper commercial operations, including defects, destruction or damage, and incorrect orbital placement. If we, or other broadcasters who broadcast channels on our DTH platform, were unable to obtain sufficient satellite transponder capacity in the future, or our contracts with satellite providers were terminated, this would have a material adverse effect on our business and results of operations. Similarly, loss of the transmissions from satellites that are already operational, or failure of our transmission systems or uplinking facilities, could have a material adverse effect on our business and operations.

We are dependent on complex technologies in other parts of our business, including customer relationship management, airtime sales and supply chain management systems. Were any of these technologies to fail, this could have a material adverse effect on our business.

There is a large existing population of digital satellite reception equipment used to receive our services, including set-top boxes and ancillary equipment, in which we have made a significant investment and which is owned by our customers (other than the software in the set-top boxes and smart cards, to which we retain title). Were a significant proportion of this equipment to suffer failure, or were the equipment to be rendered either redundant or obsolete by other technology or other requirement or by the mandatory imposition of incompatible technology, or should we need to or wish to upgrade significantly the existing population of set-top boxes and/or ancillary equipment, this could have a material adverse effect on our business.

We are reliant on encryption technologies to protect against unauthorised access to our services.

Access to our services is protected through a combination of physical and logical access controls, including smart cards. Whilst our encryption technology has so far been resilient to hacking, and we continue to work with our technology supplier to maintain this status, there can be no assurance that it will not be compromised in the future. We are reliant also upon the encryption technologies employed by the cable operators for the protection of access to the services which we wholesale to them.

We undertake significant capital expenditure projects, including technology and property projects.

In August 2004, we announced a capital expenditure programme of approximately £450 million, which is to be incurred over four years in support of our growth strategy. This expenditure will be in addition to core capital expenditure, which is expected to remain at around £100 million annually. The capital expenditure programme includes building a new Advanced Technology Centre (see Item 4 “Information on the Company — Technology and Infrastructure — Playout and Uplink Facilities” of the Group’s Annual Report on Form 20-F for the full year ended 30 June 2004 for further details), further investment in our customer relationship management centres and systems, increasing contact centre capacity, building new training facilities, refurbishing existing property and building, and/or acquiring, new property and facilities. As is common with capital expenditure projects of this scale, there is a risk that they may not be completed as envisaged, either within the proposed timescale or budget, or that the anticipated business benefits of the projects may not be fully achieved.

We, in common with other services providers that include third party services which we retail, rely on intellectual property and proprietary rights, including in respect of programming content, which may not be adequately protected under current laws or which may be subject to unauthorised use.

Our services largely comprise content in which we own, or have licensed, the intellectual property rights, delivered through a variety of media, including broadcast programming, interactive television services, and the internet. We rely on trademark, copyright and other intellectual property laws to establish and protect our rights in this content. However, we cannot assure you that our rights will not be challenged, invalidated or circumvented or that we will successfully renew our rights. Third parties may be able to copy, infringe or otherwise profit from our rights or content which we own or license, without our, or the rightsholder’s, authorisation. These unauthorised activities may be more easily facilitated by the internet. In addition, the lack of internet specific legislation relating to trademark and copyright protection creates an additional challenge for us in protecting our rights relating to our on-line businesses and other digital technology rights.

We generate wholesale revenues from a limited number of customers.

Our wholesale customers, to whom we offer the Sky Channels and from whom we derive our cable revenues, comprise principally ntl Group Ltd (“ntl”) and Telewest Communications plc (“Telewest”). Economic or market factors, or a change in strategy by ntl or Telewest as it relates to the distribution of our channels, may adversely influence the wholesale revenue we receive from ntl or Telewest, which may negatively affect our business.

We are subject to a number of medium and long-term obligations.

We are party to a number of medium and long-term agreements and other arrangements (including in respect of programming and transmission) which impose financial and other obligations upon us. Were we unable to perform any of our obligations under these agreements and/or arrangements, it could have a material adverse effect on our business.

ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

The following discussion and analysis is based on, and should be read in conjunction with, the consolidated financial statements, including the related notes, for the half year ended 31 December 2004 (“the period”) contained within Item 4 “Interim Financial Statements (UK GAAP)”. The financial statements have been prepared in accordance with United Kingdom Generally Accepted Accounting Principles (“UK GAAP”), which differs in certain significant respects from United States Generally Accepted Accounting Principles (“US GAAP”). Item 5 “Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles” provides a description of the significant differences between UK GAAP and US GAAP as they relate to our business, and provides a reconciliation from UK GAAP to US GAAP. Details of our critical accounting policies are provided in the “Critical Accounting Policies” section below.

OVERVIEW AND RECENT DEVELOPMENTS

Sky delivered a strong financial performance during the period, with a 19% increase in basic earnings per share after goodwill and exceptional items in comparison to the half year ended 31 December 2003 (“the prior period”). Total revenues increased by 10% in comparison to the prior period to £1,945 million. During the period, operating profit before goodwill increased by 25% in comparison to the prior period to £354 million resulting in an operating margin before goodwill of 18%, up from 16% for the prior period. Operating profit after goodwill increased by 32% in comparison to the prior period to £297 million. Goodwill and exceptional items are discussed separately below. During the period, we returned £128 million to shareholders through a share buy-back programme and declared an interim dividend payment of 4.0 pence per share.

At 31 December 2004, the total number of DTH subscribers in the UK and Ireland was 7,609,000, representing a net increase of 254,000 subscribers in the period. We remain on track to achieve our target of 8,000,000 DTH subscribers by 31 December 2005. DTH churn for the period

(annualised) was 9.6%. We define DTH churn as the number of DTH subscribers over a given period that terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period.

During the period, we have continued to offer Sky+. Sky+ is a set-top box that we have developed, which (in addition to the functions of the standard set-top box) contains two satellite tuners and an integrated personal television recorder allowing an average of 20 hours of programming to be recorded directly onto a hard-disk recording facility contained within the set-top box. The total number of Sky+ households increased by 245,000 in the period to 642,000, which represents 8.4% penetration of total DTH subscribers. Whilst continuing to penetrate the existing subscriber base, Sky+ also attracts customers who had previously not chosen Sky. 28% of new Sky+ households in the period were first time subscribers.

The growth in Sky+ penetration has also led to further growth in the number of households taking two or more subscriptions (known as “Multiroom”). We offer our subscribers the opportunity to purchase up to three extra set-top boxes for use at the same residence as their original set-top box, which enables them to watch different satellite programmes in different rooms at the same time using just one satellite dish. The total number of Multiroom households increased by 180,000 in the period, to 473,000, which represents 6.2% penetration of total DTH subscribers. The total number of Multiroom subscriptions reached 500,000 at 31 December 2004, which is in excess of the total number of Multiroom households, as some households take more than two subscriptions. Our long-term target is to achieve 30% Multiroom and 25% Sky+ penetration of DTH subscribers in 2010.

On 1 October 2004, we launched a long-term marketing drive to encourage customers to re-appraise the Sky brand and the range of content available from pay television. An advertising campaign was launched across numerous media including television, press and cinema and featured a wide array of content from channels retailed by Sky.

New pricing and package initiatives have also been introduced in the period to broaden the range of entry points to pay television. Installation charges have been waived on all popular Sky packages, eliminating the higher upfront costs for subscribers not choosing the top tier “Sky World” package. Other initiatives included the launch of a new Sky+ set-top box with increased storage capacity, more focused marketing of our basic package containing the largest number of basic channels (known as the “Family Pack”), a new entry level Sky “starter pack” and a free satellite offering.

We launched the free satellite offering on 21 October 2004. Customers can purchase a package of digital satellite reception equipment, including a digital satellite viewing card and standard installation, for £150, enabling access to over 200 free-to-view television and radio channels (including regional variants) and interactive services, without a monthly subscription fee. The free-to-view channels on satellite include Sky News, the BBC’s portfolio of digital television and radio services, and digital versions of BBC1 (including regional variants), BBC2, ITV1 (including regional variants), Channel 4 (and S4C, not Channel 4, in Wales only) and “five” (collectively the “traditionally analogue terrestrial channels”). Access to the encrypted signals of ITV1, Channel 4 and “five” is available as a result of the provision of a digital satellite viewing card. There is no obligation for purchasers of this free satellite proposition to subscribe to a pay television service; however, the proposition offers an easy upgrade path to a DTH subscription with us for those customers who choose subsequently to add a pay television service to their viewing options.

We have continued to invest in programming to increase customer loyalty and satisfaction, and to drive subscriber growth. On 12 October 2004, we announced that we had been awarded exclusive live rights by the Rugby Football Union to English international (excluding the RBS 6 Nations tournament) and domestic rugby union matches until the end of the 2009/10 season. The new agreement covers the five seasons from the start of the 2005/06 season and replaces the current television agreement. Under this new agreement, Sky Sports will broadcast live all of England’s Autumn Internationals and over 30 Zurich Premiership matches each season. Additionally, the England and Wales Cricket Board has awarded exclusive live rights to all international and domestic cricket in England and Wales from 2006 to 2009 to Sky. Under this new agreement, we will broadcast live all of England’s home Test and One-Day International matches.

Multichannel television viewing (i.e. viewing of all channels excluding the traditionally analogue terrestrial channels) in Sky digital (our digital DTH service) households continues to grow year-on-year, accounting for over 50% of total television viewing for the first time, according to the viewing figures from the BARB at 31 December 2004. The combined television viewing share in Sky digital households of 51% compares favourably to digital terrestrial television households where the large majority of viewing continues to be of the five traditionally analogue terrestrial channels.

Corporate

In August 2004, we issued and served a claim (in the High Court of England and Wales) for a material amount on Electronic Data Systems (an information and technology solutions provider) alleging breach of contract, deceit and negligent misrepresentation, in respect of the systems integration, software development and business implementation services provided as part of our investment in Customer Relationship Management (“CRM”) software and infrastructure. The amount, if any, that will be recovered by us will not be finally determined until resolution of this claim.

On 3 November 2004, we signed a new £1,000 million Revolving Credit Facility (“RCF”). The new facility matures in July 2010 and will be used for general corporate purposes and to refinance our previous, undrawn, facility, which was due to mature in March 2008. The new facility provides us with an extension to the maturity profile of our previous financing arrangements which it replaced, and delivers continued financial flexibility at more favourable rates.

OPERATING RESULTS

Revenues

Our principal revenues result from DTH subscribers, cable subscribers, the sale of advertising on our wholly-owned channels, the provision of interactive betting and games, and other interactive services.

Our DTH subscription revenues are a function of the number of subscribers, the mix of services taken and the rates charged. Revenues from the provision of pay-per-view services, which include Sky Box Office, are included within DTH or cable subscriber revenues as appropriate.

Our cable subscription revenues (also referred to as wholesale revenues), which are revenues derived from the supply of Sky Channels to cable platforms, are a function of the number of subscribers on cable operators’ platforms, the mix of services taken by those subscribers and the rates charged to those cable operators. We are currently a leading supplier of premium pay television programming to cable operators in the UK and Ireland for re-transmission to cable subscribers, although cable operators do not carry all Sky Channels.

Our advertising revenues are a function of the number of commercial impacts, defined as individuals watching one thirty-second commercial on a Sky Channel, together with the quality of impacts delivered, and overall advertising market conditions.

Our Sky Bet revenues are amounts receivable in respect of bets placed on events which occur in the period, and net customer losses in the period in respect of the on-line casino operations.

Our Sky Active revenues include income from on-line advertising, e-mail services, e-commerce, telephony income from the use of interactive services (e.g. voting fees), text services and set-top box subsidy recovery revenues earned through conditional access and access control charged to broadcasters and interactive application providers on the Sky digital platform.

Other revenues principally comprise revenues from the installation of digital satellite reception equipment, Sky+ and Multiroom set-top boxes sales revenues, Sky Talk (our telephony service) revenues, service call revenues, warranty revenues, customer management service fees, conditional access fees and access control fees.

Operating expenses

Our principal operating expenses result from programming, transmission and related functions, marketing, subscriber management, administration and betting costs.

Programming represents our largest single component of costs. Programming costs include payment for: (i) licences of television rights from certain US and European film licensors; (ii) the rights to televise certain sporting events; (iii) other programming acquired from third party licensors; (iv) the production and commissioning of original programming; and (v) the rights to retail the Sky Distributed Channels and the Music Choice and Music Choice Extra audio services to DTH subscribers.

Under our pay television agreements with the US major movie studios, we generally pay a US dollar-denominated licence fee per movie calculated on a per movie subscriber basis, subject to minimum guarantees, which were exceeded some time ago. During the period, we managed our US dollar/pound sterling exchange risk primarily by the purchase of forward foreign exchange agreements for up to 18 months ahead (see Item 3 “Quantitative and Qualitative Disclosures about Market Risk — Currency Exchange Rates”). Offering multiplexed versions of our movie channels on the DTH platform and on digital cable incurs no additional variable rights fees.

Under the DTH distribution agreements for the Sky Distributed Channels, we generally pay a monthly fee per subscriber for each channel, the fee in some cases being subject to periodic increases, or we pay no such fee at all. A number of our distribution agreements are subject to minimum guarantees, which are linked to the proportion of the total number of subscribers receiving specific packages. Our costs for carriage of the Sky Distributed Channels will (where a monthly per subscriber fee is payable) continue to be dependent on changes in the subscriber base, contractual rates and/or the number of channels distributed.

Transmission and related functions costs, including other technical costs, are primarily dependent upon the number and annual rental cost of the satellite transponders which we use. The most significant components of transmission and related costs are transponder rental costs relating to the SES Astra satellites and Eutelsat Eurobird satellite and costs associated with our transmission, uplink and telemetry facilities.

Marketing costs include commissions payable to retailers and other agents for the sale of subscriptions; promotional and related advertising costs; and the costs of our own direct marketing to our DTH subscribers. In addition, marketing costs include the cost of providing free or subsidised digital satellite reception equipment to new customers and the installation cost in excess of the relevant amount actually received from the customer.

Subscriber management costs include CRM costs, supply chain costs and associated depreciation. CRM costs are those associated with managing the existing subscriber base, including subscriber handling and DTH subscriber bad debt costs. Supply chain costs relate to systems and infrastructure and the installation costs of satellite reception equipment and installation costs of new products purchased by subscribers such as Sky+ and Multiroom set-top boxes, including smart card costs. CRM costs and supply chain costs are largely dependent on DTH subscriber levels. Subscriber management costs exclude both the cost of free or subsidised digital satellite reception equipment and the installation cost to us in excess of the amount actually received from the customer for such installation, as these costs are included within marketing costs.

Administration costs include channel management, facilities and other operational overhead and central costs, and the cost of awards granted under our employee share option schemes. Amortisation of goodwill arising on the acquisitions of BiB and SIG is included within administrative costs. The goodwill arising on these acquisitions is being amortised over seven years from the respective dates of acquisition, on a straight-line basis.

Betting costs mainly comprise the cost of payouts for winning bets placed through our wholly-owned bookmaker, Hestview Limited, which operates telephone, internet and interactive betting services under the brand name “Sky Bet”.

HALF YEAR ENDED 31 DECEMBER 2004 COMPARED TO HALF YEAR ENDED 31 DECEMBER 2003

Revenues

The Group’s revenues can be analysed as follows:

	Revenues
	Half year ended 31 December 2004		Half year ended 31 December 2003
	£m	%	£m	%
DTH subscribers	1,426	73	1,285	73
Cable subscribers	109	6	103	6
Advertising	159	8	147	8
Sky Bet	118	6	91	5
Sky Active	46	2	56	3
Other	87	5	84	5

	1,945	100	1,766	100

DTH subscriber revenues

The increase of 11% in DTH subscriber revenues in the period was driven by 6% growth in the average number of DTH subscribers, and a 5% increase in average DTH subscription revenue per subscriber, to £364 at 31 December 2004 from £349 at 31 December 2003.

The total number of UK and Ireland DTH subscribers increased by 254,000 in the period, due to the long-term marketing drive and the new pricing and package initiatives, as discussed above. This net increase also reflects the low level of churn, as DTH churn for the period (annualised) was 9.6% (half year ended 31 December 2003: 9.4%).

The increase in average DTH subscription revenue per subscriber reflected the January and September 2004 price rises and increased Multiroom revenues. In the period, we charged up to £41.00 per month (half year ended 31 December 2003: up to £38.00) for Sky Premium and Basic Channel packages.

Cable subscriber revenues

The prior period cable subscriber revenues (also referred to as wholesale revenues) included a receipt of audit monies received from ntl. Excluding this receipt, wholesale revenue increased by £10 million on the prior period, despite the level of subscribers remaining broadly flat. This is due to the wholesale price changes in January and September 2004 and the carriage by cable companies of Sky Sports Xtra and our PremPlus service.

At 31 December 2004, there were 3,876,000 (at 31 December 2003: 3,862,000) UK and

Ireland cable subscribers to our programming.

Advertising revenues

The increase in advertising revenue of 8% reflects growth in total UK advertising revenue of approximately 5% and growth in Sky’s viewing share.

Our share of total UK television advertising revenues has increased in recent years as viewing levels to our channels have increased (mainly due to the growth in subscribers to our channels) and as we have added other third party channels to our sales portfolio. Our share of total UK advertising revenues for the period was 12% (half year ended 31 December 2003: 11%).

Sky Bet revenues

Sky Bet revenues increased by 30% compared to the prior period due to strong growth in betting and gaming through interactive TV, primarily due to the launch of Sky Vegas Live, an interactive entertainment and gambling channel, in March 2004.

Sky Active revenues

The decrease in Sky Active revenues of 18% was due to lower revenues from the SkyBuy retail service and from the expiry of a number of contracts and services, partly offset by growth in areas such as interactive advertising, games and third party betting and gaming.

Other revenues

Other revenues increased by 4% compared to the prior period, primarily due to the growth in set-top box revenues associated with the increase in Sky+ and Multiroom sales.

Operating expenses, net

The Group’s operating expenses can be analysed as follows:

	Operating expenses, net
	Half year ended 31 December 2004		Half year ended 31 December 2003
	£m	%	£m	%
Programming	808	49	783	51
Transmission and related functions	87	5	77	5
Marketing	258	16	215	14
Subscriber management	193	12	191	12
Administration	196	12	189	12
Betting	106	6	86	6

	1,648	100	1,541	100

Programming

Programming costs are stated net of amounts receivable from the disposal to third parties of incidental programming rights not acquired for use by the Group of £5 million (half year ended 31 December 2003: £8 million).

Sky Sports channels’ programming costs increased by 10% to £373 million in the period from £340 million in the prior period. All contracts are now amortised on a straight-line basis across the season, resulting in a greater charge in the first half of the fiscal year (see “Critical Accounting Policies — Amortisation of programme stock” below). Adjusting for the effect of this change, sports costs would have reduced by £24 million on the comparable period. This underlying reduction is primarily due to savings achieved in the renewal of the FAPL and other Football Association contracts, slightly offset by costs incurred in relation to the Ryder Cup, a bi-annual event, and the International Cricket Council’s Champions Trophy, both of which occurred in September 2004.

Sky Movies channels’ programming costs decreased by 14% to £174 million in the period from £202 million in the prior period, reflecting continued weakness in the US dollar against pounds sterling and therefore a favourable movement in the average rate at which the Group was able to purchase dollars compared to the prior period, contract renegotiations and a reduction in interactive content costs. This decrease was partly offset by the impact of the growth in subscriber numbers.

Third party channel costs, which include our costs in relation to the distribution agreements for the Sky Distributed Channels and Premium Sky Distributed Channels, increased by 3% to £182 million in the period from £176 million in the prior period. This increase is primarily due to the growth in subscriber numbers and the inclusion of new channels, including FX, STAR and TCM, partly offset by reductions in the aggregate cost per subscriber due to agreements being revised in the period.

Entertainment and news programming costs increased by 22% to £79 million in the period from £65 million in the prior period, primarily due to increased investment in acquired and commissioned programming for Sky One.

Transmission and related functions

The increase in transmission and related functions costs of 13% is due to increased broadcast-related infrastructure costs together with higher studio and editing costs.

Marketing

The increase in marketing costs of 20% was partly driven by an increase in above-the-line marketing spend, which increased by £18 million to £43 million, due to the launch of the “What do you want to watch?” advertising campaign and marketing of the new Sky One schedule. The remaining increase reflected increased direct marketing and installation offers across all product categories, partly offset by a volume-related reduction in the cost of our free digital satellite reception equipment offer to new customers.

Subscriber management

Subscriber management costs remained flat on the prior period.

Administration

Administration costs, including goodwill amortisation, increased by 4% compared to the prior period. This is a result of increased technology development costs, a higher headcount and increased depreciation due to additional capital expenditure. Goodwill amortisation is explained below in the “Goodwill” section.

Betting

Betting costs increased by 23% compared to the prior period directly as a result of the growth in Sky Bet revenues as described above. Betting gross margin (including duty and levy) increased to 10% in the period from 6% in the prior period.

Operating profit and operating margin

Operating profit after goodwill amortisation, increased by 32% to £297 million in the period from £225 million in the prior period. This increase was driven by the increase in revenues, as detailed above, partly offset by the increase in operating expenses, primarily due to the increase in programming, marketing and betting costs as detailed above.

Operating margin (calculated as total revenues less all operating expenses before goodwill amortisation as a percentage of total revenues) for the period was 18%, up from 16% in the prior period, largely as a result of total revenues increasing at a faster rate than programming costs and stability in subscriber management costs.

Goodwill

Goodwill amortisation of £57 million in the period (half year ended 31 December 2003: £58 million), which is included in administration costs, above operating profit, mainly comprises the amortisation of goodwill for the £272 million and £542 million of goodwill arising on the acquisitions of SIG and BiB respectively, over seven years from the date of acquisition on a straight-line basis.

Non-operating exceptional items

Half year ended 31 December 2004

Loss on disposal of investments in joint ventures

On 1 November 2004, the Group sold its 49.5% investment in Granada Sky Broadcasting (“GSB”) for £14 million in cash, realising a loss on disposal of £23 million. This included the write back of £32 million of goodwill which had previously been written off to reserves, as permitted prior to the implementation of FRS 10 “Goodwill and Intangible Assets” (“FRS 10”).

Half year ended 31 December 2003

Profit on disposal of fixed asset investments

On 7 October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of £2 million.

Amounts written off fixed asset investments, net

In accordance with the accounting treatment required by UK GAAP, the £33 million provision held against our investment in Manchester United plc was released during the prior period, following the sale of our shareholding as described above. In the prior period, we made a further provision against our remaining minority equity investments in football clubs, leading to a non-cash exceptional charge of £9 million. The provision was made due to the continued decline over the previous months in the market value of these investments, leading us to believe that a permanent diminution in value had occurred.

Joint ventures and associates

Our share of the net operating results from joint ventures and associates increased from a £5 million net loss in the prior period to an £8 million net profit in the period. This reflects a write down of £11 million by Attheraces Holdings Limited in respect of capitalised infrastructure costs and media rights prepayments in the prior period.

Net interest payable

Interest payable and similar charges, net of interest receivable and similar income, decreased by 24% to £32 million in the period from £42 million in the prior period. This decrease was primarily a result of a reduction in net debt, which decreased from £759 million at 31 December 2003 to £369 million at 31 December 2004.

Taxation

The total net tax charge for the period of £96 million includes a current tax charge of £74 million and a deferred tax charge of £29 million. These charges were offset by a net adjustment in respect of prior years’ tax payable of a £7 million credit. Excluding the effect of goodwill, joint ventures and exceptional items, this results in an underlying effective tax rate on ordinary activities of 31%.

The corporation tax liability for the period was £71 million, and, in accordance with the quarterly instalment regime, £36 million was paid in January 2005.

The total net tax charge of £74 million for the prior period included a current tax charge of £69 million and a deferred tax charge of £8 million. These charges were offset by a net adjustment in respect of prior years’ tax payable of a £3 million credit. Excluding the effect of goodwill, joint ventures and exceptional items, this resulted in an underlying effective tax rate on ordinary activities of 30%.

Profit after taxation

Profit after taxation for the period was £154 million compared with £130 million in the prior period, mainly as a result of the increase in operating profit offset by a non-operating exceptional charge in the period compared to a prior period non-operating exceptional credit, as described above.

Equity dividends

In February 2005, the Directors resolved to pay to shareholders an interim dividend of £77 million (4.0 pence per share) in respect of the period ended 31 December 2004 (half year ended 31 December 2003: £53 million, 2.75 pence per share).

Earnings per share

Basic earnings per share increased by 19% to 8.0p in the period from 6.7p in the prior period, due to the movement in profit after taxation described above. Similarly, diluted earnings per share increased by 18% to 7.9p in the period from 6.7p in the prior period.

31 DECEMBER 2004 BALANCE SHEET COMPARED TO 30 JUNE 2004 BALANCE SHEET

Intangible assets decreased by £57 million, from £417 million at 30 June 2004 to £360 million at 31 December 2004, due to the amortisation of goodwill. Intangible assets mainly comprise the goodwill that arose on the acquisitions of BiB and SIG.

The tangible fixed assets balance increased by £75 million, from £376 million at 30 June 2004 to £451 million at 31 December 2004, due to £123 million of net additions in the period, primarily relating to investment in property at our Osterley site, CRM systems and the Advanced Technology Centre. This was partly offset by depreciation of £48 million.

Fixed asset investments decreased by £8 million, from £35 million at 30 June 2004 to £27 million at 31 December 2004, mainly due to the disposal of GSB, which had a carrying value prior to disposal of £4 million, and to net repayments of funding from joint ventures.

Net current assets decreased by £17 million from £366 million at 30 June 2004 to £349 million at 31 December 2004. This decrease was predominantly due to the increase in programming creditors of £239 million and other creditors of £72 million and a decrease in deferred tax assets of £30 million, offset by an increase in programming stock of £252 million, cash and liquid resources of £60 million and other assets of £12 million. The increase in programming creditors and programming stock during the period was due to the timing of invoicing and payments for the FAPL agreement.

Total equity shareholders’ funds decreased from £90 million at 30 June 2004 to £83 million at 31 December 2004. This was a result of a profit after tax in the period of £154 million less an interim dividend of £77 million, the purchase and subsequent cancellation of shares purchased for consideration of £128 million as part of our share buy-back programme, a write back of goodwill of £32 million following the disposal of our investment in GSB, the utilisation of £7 million of shares from the ESOP trust to satisfy the exercise of Long Term Incentive Plan (“LTIP”), Equity Bonus Plan (“EBP”), Key Contributor Plan (“KCP”) and Executive share options and an associated net credit to reserves of £5 million relating to the release of the accrual for these options, since the cost of the ESOP trust shares used to satisfy the exercise of these options was lower than the amount we were required to accrue.

FOREIGN EXCHANGE

For details of the impact of foreign currency fluctuations on our results of operations, see Item 3 “Quantitative and Qualitative Disclosures About Market Risk — Currency exchange rates”.

CONTINGENT LIABILITIES

The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK and National Geographic Channel UK. The Directors do not expect any material loss to arise from the above contingent liabilities.

LIQUIDITY AND CAPITAL RESOURCES

Our long-term funding, which comes primarily from US dollar and sterling-denominated public bond debt, was raised in 1996 and 1999. We launched Sky digital, our digital DTH service, in October 1998 and we terminated our analogue service in September 2001. As a result, the peak of our funding requirements was at the period ended 31 December 2001, when our net debt reached £1,833 million. As at 31 December 2004, net debt has decreased to £369 million. The public bond debt is repayable in 2006 and 2009 and we currently believe that our financial position at those dates will enable us to meet our repayment requirements. For details of our treasury policy and use of financial instruments see Item 3 “Quantitative and Qualitative Disclosures About Market Risk”.

Our principal source of liquidity is our operating cash flow, combined with access to the £1,000 million (30 June 2004: £600 million) RCF. Our operating cash inflow for the period was £407 million (half year ended 31 December 2003: £401 million) (for further details, see “Cash flows” below). We expect to continue to generate significant operating cash inflow in the calendar year 2005 (for further details, see “Trends and other information” and “Tabular disclosure of contractual obligations” below), subject to the factors detailed below. As at 31 December 2004, our RCF was not drawn (30 June 2004: nil).

Our liquidity and working capital may be affected by a material decrease in cash flow from operations due to factors, among others, such as infringement of intellectual property rights, increased competition, failure to obtain regulatory approvals, long-term obligations, loss of wholesale revenues and failure of technology. See Item 1 “Selected Financial Data — Risk Factors” for a more detailed discussion of our risk factors.

At 31 December 2004, the Group had in issue the following publicly-traded guaranteed notes:

US$650 million of 8.200% Guaranteed Notes, repayable in July 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£413 million) at an average fixed rate of 7.653% payable semi-annually. In December 2002, March 2003 and July 2003, the Group entered into further swap arrangements relating to £63.5 million of this debt, the effect of which was to fix the interest rate on £63.5 million at 5.990% until January 2004, after which time it reverted to a floating six months London Inter-Bank Offer Rate (“LIBOR”) plus a margin of 2.460%, except that should LIBOR be less than 2.750% for the period January to July 2004, 2.890% for the period July 2004 to January 2005, or 2.990% thereafter, the effective rate shall be deemed to be 7.653%. In order to increase its exposure to floating rates, in August 2003, the Group entered into another interest rate hedging arrangement in respect of a further £63.5 million of the above-mentioned debt, the effect of which was that, from July 2003 until July 2009, the Group will pay floating six months LIBOR plus a margin of 2.8175% on this £63.5 million, except that should LIBOR be less than 2.750% for the period January to July 2004, or less than 2.990% thereafter, the Group shall revert back to 7.653%. At 31 December 2004, none of the floor levels had been breached, therefore the Group continues to pay the relevant floating rates.

£100 million of 7.750% Guaranteed Notes, repayable in July 2009. The fixed coupon is payable annually. In March 2004, the Group entered into an interest rate swap arrangement in respect of £50 million of this debt, whereby the previously fixed rate of 7.750% was swapped to a floating rate of LIBOR plus a margin of 2.050% from July 2004 to July 2005. On 9 July 2005, and every 9 July thereafter, the counterparty has the right, but not the obligation, to cancel this swap, returning the Group to its previous fixed rate of 7.750%.

US$600 million of 6.875% Guaranteed Notes, repayable in February 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£367 million) at an average fixed rate of 8.200%, payable semi-annually. In July 2003, the Group entered into a further interest rate hedging arrangement in respect of £61.2 million of this swapped debt. The effect of this new hedging arrangement was that, from July 2003 until February 2009, the Group will pay floating six months LIBOR plus a margin of 3.490% on £61.2 million of its swapped debt. However, at each six monthly reset date, the counterparty to this transaction has the right to cancel the transaction with immediate effect. In October 2003, the Group entered into a further interest rate hedging arrangement in respect of an additional £61.2 million of this swapped debt, the effect of which was to reduce the rate payable to 7.950% for the period August 2003 to February 2004. Thereafter, until August 2006, the rate payable is 7.950% plus any margin by which the floating six monthly LIBOR reset rate exceeds the sum of the previous reset rate plus 0.500%. Thereafter, the rate reverts to a fixed 8.180%.

US$300 million of 7.300% Guaranteed Notes, repayable in October 2006. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£189 million), half of which carries a fixed rate of interest of 8.384% until maturity, payable semi-annually. The remainder was fixed at 7.940% until 15 April 2002, thereafter floating at 0.620% over six months LIBOR, again payable semi-annually. In respect of this remaining floating exposure, on 16 January 2002, the Group entered into a further interest rate hedging arrangement to fix the rate at 6.130% from 15 April 2002, payable semi-annually for the remainder of the life of the notes.

In November 2004, the Group entered into a £1,000 million RCF. This facility was used to cancel an existing £600 million RCF and can be used for general corporate purposes. The £1,000 million facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group’s leverage ratio of net debt to earnings before interest, taxes, depreciation and amortisation (“EBITDA”) (as defined in the loan agreement). The RCF contains certain financial covenants which are tested at the end of each six-monthly accounting period. The key financial covenants are the ratio of EBITDA to net debt (as defined in the loan agreement) and EBITDA to net interest payable (as defined in the loan agreement). The Group must currently maintain these ratios as follows:

•	net debt to EBITDA must be no more than 3:1; and

•	EBITDA to net interest payable must be at least 3.5:1.

At 31 December 2004, the ratio of net debt to EBITDA (as defined in the loan agreement) was 0.7:1. In the period, the ratio of EBITDA to net interest payable (as defined in the loan agreement) was 11.6:1.

Both the bank facilities and the publicly-traded guaranteed notes have been issued by the Company and guaranteed by both British Sky Broadcasting Limited and Sky Subscribers Services Limited. Additionally, the £1,000 million RCF has been guaranteed by BSkyB Investments Limited from 4 March 2005.

Cash flows

During the period, there was an operating cash inflow of £407 million, compared with an operating cash inflow of £401 million in the prior period. The operating cash inflow was driven by an improvement in operating results of £72 million, offset primarily by a lower reduction in working capital, which decreased by £7 million in the period compared to a decrease of £62 million in the prior period.

During the period, net interest payments were £32 million, compared to £48 million in the prior period. This reduction in payments was due to the reduction in net debt in the period. We expect that these payments will stabilise in the short-term, in line with the level of our net debt.

During the period, tax payments were £28 million, compared to £24 million in the prior period. This increase in payments is due to the increased profitability of the Group in the prior period, as our payments made during the period relate to the prior period tax charge. We expect that tax payments will continue to increase as the Group becomes increasingly profitable and as a result of the utilisation in the prior period of the balance of advanced corporation tax, which reduced current and prior period tax payments.

During the period, payments for capital expenditure were £123 million, compared with £65 million in the prior period, following progress on a number of capital expenditure and infrastructure projects. The Group spent £51 million on a combination of infrastructure projects including the acquisition of four freehold properties previously leased at our Osterley Campus and construction work on several other projects, including the new Sky News Centre. Investment in the CRM programme amounted to £25 million. A total of £19 million was incurred on the final stages of construction and fit-out of the Advanced Technology Centre building. The remaining £28 million of capital expenditure was spent on IT infrastructure, broadcast equipment and new product development, including High Definition TV, which is expected to launch in 2006. We intend to invest approximately £450 million on capital expenditure over the four fiscal years to 30 June 2008, in order to support the long-term growth of the Group. This is in addition to ongoing core maintenance capital expenditure which is expected to remain at about £100 million per annum over the same period.

During the period, there were no receipts from the sales of fixed asset investments, compared to £68 million in the prior period from the sale of our shareholdings in Manchester United plc and Chelsea Village plc.

During the period, there were receipts from the sale of investments in joint ventures of £14 million, which comprised proceeds from the sale of our shareholding in GSB.

During the period, we made equity dividend payments of £63 million, compared to nil in the prior period. We expect that future year payments will increase in line with the Board’s dividend policy described in the “Trends and other information” section below.

During the period, we also made payments of £128 million as part of the share buy-back programme, which will continue in the short-term in line with the authority to repurchase 97 million shares approved by the shareholders at the Company’s Annual General Meeting, of which 23 million shares were repurchased during the period.

The above cash flows, in addition to other net inflows of £13 million, resulted in a decrease in net debt of £60 million to £369 million.

Major non-cash transactions

Half year ended 31 December 2004

Goodwill

In accordance with FRS 10, the Group has included the write off of £32 million of unamortised goodwill in the calculation of the loss on disposal of GSB, the effect of which has been included in the profit for the period. The goodwill arose on the original purchase of GSB and had previously been written off to the profit and loss reserve as permitted prior to FRS 10. Accordingly, an adjustment has been made to write back the £32 million charge to the profit and loss reserve.

Half year ended 31 December 2003

Share premium reduction

On 10 December 2003, the High Court approved a reduction in the Company’s share premium account of £1,120 million, as approved by the Company’s shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company’s deficit on its profit and loss account as at 30 September 2003 of £1,106 million, and creating a non-distributable special reserve of £14 million, which represents the excess of the share premium reduction over the deficit. The Company’s balance sheet and profit and loss account are not presented within this Interim Report on Form 6-K.

WAPTV

On 30 September 2003, the Company issued 338,755 Ordinary Shares to satisfy the remaining contingent consideration in respect of the acquisition of the remaining 5% in WAPTV Limited which occurred in May 2001.

Tabular disclosure of contractual obligations

A summary of our contractual obligations and commercial commitments at 31 December 2004 is shown below:

	Payments due by period
		Less than	Between	Between	More than
	Total	1 year	1-3 years	3-5 years	5 years
	£m	£m	£m	£m	£m
Obligation or commitment
Purchase obligations:
— Television programme rights	2,414	788	1,158	391	77
— Set-top boxes and related equipment	65	65	—	—	—
— Third party payments	35	12	22	1	—
— Other	47	30	17	—	—
Long-term debt	1,069	—	189	880	—
Operating lease obligations	451	96	169	105	81
Capital lease obligations	7	—	—	1	6

Total cash obligations	4,088	991	1,555	1,378	164

For the avoidance of doubt, this table does not include commitments relating to employee or interest costs.

Purchase obligations — Television programme rights

At 31 December 2004, we had minimum television programming commitments of £2,414 million (30 June 2004: £2,489 million), of which £678 million (30 June 2004: £766 million) related to commitments payable in US dollars for periods of up to eight years (30 June 2004: nine years), £63 million related to commitments payable in Swiss francs for periods of up to two years (30 June 2004: £87 million for periods of up to two years) and £4 million related to commitments payable in Euros for periods of up to two years (30 June 2004: £6 million for periods of up to two years).

An additional £417 million (US$798 million) of commitments (30 June 2004: £265 million (US$483 million)) would also be payable in US dollars, assuming that movie subscriber numbers remained unchanged from current levels. The pounds sterling television programme rights commitments include similar price escalation clauses that would result in additional commitments of £12 million (30 June 2004: £3 million) if subscriber numbers were to remain at 31 December 2004 levels.

The total decrease in our minimum television programming commitments of £75 million compared to 30 June 2004, is the result of a decreased average period remaining on our commitments for sports channels’ and movie channels’ programming, partly offset by the extension of contracts with certain movie studios and the acquisition of the England Cricket Board and Rugby Union rights.

Purchase obligations — Set-top boxes and related equipment

At 31 December 2004, we had made commitments to manufacturers, in relation to the supply of set-top boxes, up to a maximum of £65 million (30 June 2004: £70 million).

Purchase obligations — Third party payments

At 31 December 2004, we had minimum third party payment commitments in respect of distribution agreements for the Sky Distributed Channels of approximately £35 million (30 June 2004: £41 million). An additional £701 million (30 June 2004: £844 million) of commitments would also be payable for periods up to four years (30 June 2004: five years), assuming that DTH subscribers remained unchanged from current levels.

Long-term debt

Further information concerning long-term debt is given above in “Liquidity and Capital Resources”.

Operating lease obligations

At 31 December 2004, our operating lease obligations totalled £451 million (30 June 2004: £447 million), the majority of which related to property and transponder leases.

Capital lease obligations

At 31 December 2004, our obligations under capital leases were £7 million (30 June 2004: £7 million). This represents amounts drawn in connection with the CRM Centre in Dunfermline, Scotland. The CRM Centre lease bears interest of 8.5% and expires in September 2020.

TRENDS AND OTHER INFORMATION

The significant trends which have a material effect on our financial performance are outlined below.

The number of DTH homes increased by 254,000 in the period to 7,609,000, compared to growth of 363,000 in the prior period. We expect growth in subscriber numbers to continue as a result of the implementation of our current marketing strategy, consistent with achieving our target of 8,000,000 DTH subscribers by December 2005 and our longer term target of 10,000,000 DTH subscribers in 2010. Sky+ and Multiroom subscribers both increased substantially in the period by 62% and 61% respectively, representing a penetration of total DTH subscribers of 8% and 6% respectively. We expect the trend of Sky+ and Multiroom subscriber growth to continue, consistent with achieving our targets of 25% Sky+ and 30% Multiroom penetration of DTH subscribers in 2010. Following a gradual decline in fiscal years 2003 and 2004, the rate at which our subscribers take Sky Premium Channels (calculated as the ratio of the total number of Sky Premium Channels subscribed to (other than Sky Sports Xtra) compared to the total number of subscribers) is currently expected to decline in the future.

The operating margin for the period was 18%, up from 16% in the prior period. We currently expect our operating margin to grow in the long-term, as a result of our strategy to improve subscriber and revenue growth.

During the period, the number of cable homes receiving Sky Channels in the UK and Ireland decreased by 19,000 to 3,876,000 following a decrease of 9,000 in the prior period. We currently expect cable subscriber numbers to increase marginally in the foreseeable future in accordance with expectations as to the timing of analogue terrestrial switch off and further expansion in UK pay television. We currently have agreements with ntl and Telewest for the supply of certain Sky Basic Channels until 2006.

Advertising revenues increased in the current and prior period. The increase in the period reflects growth of 5% in UK television advertising revenue in the period and continued growth in our share of UK television advertising revenue. Our growth in the share of UK television advertising revenue increased in calendar 2004 and, with the majority of the calendar 2005 agency deals agreed, we expect this growth to continue in calendar 2005.

Sky Bet revenues increased in the current and prior period. This growth is expected to continue over the next few years with interactive betting via television being the main contributor to growth. The anticipated liberalisation of the UK gambling laws (see “Critical Accounting Policies — Goodwill” below) is implicit in our growth assumption.

Sky Active revenues decreased in the period following growth in the prior period. However, increases in revenues are expected in future years from core interactive services such as interactive advertising, games and telephony income from the use of enhanced television programmes (e.g. voting and competitions). Revenues from partnered content sites are also expected to grow with the main increase coming from the increase in prevalence of betting sites, which also reflects the anticipated liberalisation of the UK gambling laws (see “Critical Accounting Policies — Goodwill” below).

Programming costs continued to increase at a lower rate than revenues. We will continue to seek to reduce the per subscriber cost of sports and movies programming and the per subscriber cost in relation to the Sky Distributed Channels, as and when the contracts for these are renewed. However, we do expect minor fluctuations depending upon the timing of individual programming agreements. We currently expect that total programming costs will continue to increase at a slower rate than our revenues.

Transmission and related functions costs increased during the period, after remaining stable in the prior period, resulting in an increase in costs per subscriber. Transmission and related function costs are expected to continue to increase in the future reflecting the cost of launching and operating our planned High Definition television service.

Marketing costs as a percentage of revenues increased during the period, following a decrease in the prior period. We expect this increase to continue in the next few years in line with our new marketing initiatives. Marketing costs include above-the-line marketing expenditure, which increased in the period. We expect above-the-line marketing expenditure to increase by 40% to 50% in the current fiscal year when compared to the prior fiscal year, in support of our strategy of investing in future subscriber growth. Also included within marketing costs are the costs of providing free digital satellite reception equipment and the installation costs in excess of the relevant amount actually received from customers. It remains our current intention to continue the practice of providing free digital satellite reception equipment and subsidising installation to new subscribers.

Subscriber management costs stabilised in the period, following an increase in the prior period. We expect that subscriber management costs will increase due to a greater proportion of Sky+ installations, which carry higher hardware costs than the standard installations, partly offset by a reduction in the cost of standard set-top boxes. Additionally, we expect to invest in increasing the capacity of our contact centres and training facilities to keep customer services standards at the forefront of the industry, which will result in increased depreciation charges in the medium term.

Administration costs, before goodwill amortisation, increased in the current and prior period, and are expected to continue increasing in the foreseeable future due to the growth in our overall business. Part of this growth will be due to higher depreciation charges relating to investment at the main site in Osterley, including expenditure on the broadcasting infrastructure. Goodwill amortisation is expected to remain stable.

The trends described above reflect our current expectations based on UK GAAP. We do not currently expect that the impact of current International Financial Reporting Standards (“IFRS”), which we are required to adopt in the preparation of our consolidated financial statements from 1 July 2005 (see “Adoption of New Accounting Standards — Adoption of IFRS” below), will materially impact the magnitude and/or the direction of these trends, with the exception of administration costs, which are expected to be lower in future years upon adoption of IFRS. This is due to decreased administration costs following the change in the treatment of goodwill, which is not amortised under IFRS, partly offset by increased charges under IFRS for share-based payments when compared to UK GAAP (see “Adoption of New Accounting Standards — Adoption of IFRS — Share-based payments” below for further details). This expected net decrease in administration costs under IFRS is also expected to result in an increase in operating profit under IFRS in comparison with the equivalent operating profit under UK GAAP.

The Group continues to consider the appropriate financial strategy and capital structure for the next phase of the Group’s growth. This financial strategy will be consistent with the Group’s desire to maintain an investment grade credit rating and retain financial flexibility going forward.

The Group currently has a progressive dividend policy and currently intends that the final ordinary dividend in fiscal 2005 will grow broadly in line with Group earnings. The Board proposed a resolution at the Annual General Meeting in November 2004 to renew the annual authority to buy back up to 5% of the issued ordinary share capital of the Company, which was approved by the Group’s shareholders. In the period, 23 million Ordinary Shares were purchased by the Company and subsequently cancelled. We expect to continue to utilise the share repurchase authority, subject to market conditions and have done so in the period. The Board will consider additional mechanisms to allow further distributions to shareholders in due course.

Dividends are paid between Group companies out of profits available for distribution subject to, inter alia, the provisions of our Articles of Association and the Companies Act 1985 (as amended). There are restrictions over the distribution of any profits which are not generated from external cash receipts as defined in Technical Release 7/03, issued by the Institute of Chartered Accountants in England and Wales. The interim dividend of the Company of £77 million announced in February 2005, relating to the period ended 31 December 2004, was resolved to be paid out of profits available for distribution generated from external cash receipts.

We currently believe that our existing external financing, together with internally generated cash inflows, will continue to be sufficient sources of liquidity to fund our current operations, including our contractual obligations and commercial commitments described above, our approved capital expenditure requirements and any dividends proposed.

OFF-BALANCE SHEET ARRANGEMENTS

At 31 December 2004, the Company did not have any undisclosed off-balance sheet arrangements that require disclosure as defined by Securities and Exchange Commission Release No. 33-8182.

RESEARCH AND DEVELOPMENT

The Group did not incur significant research and development expenditure in the current or prior period.

US GAAP RECONCILIATION

Net profit after tax under UK GAAP in the period was £154 million (half year ended 31 December 2003: £130 million). Under US GAAP net profit after tax was £231 million (half year ended 31 December 2003: £186 million). Net assets under UK GAAP at 31 December 2004 were £83 million (30 June 2004: £90 million). Under US GAAP, net assets were £841 million (30 June 2004: £812 million).

The principal differences between US GAAP and UK GAAP, as they relate to the Group, arise from the methods of accounting for goodwill, employee stock-based compensation, derivatives, fixed asset investments, deferred taxation and proposed equity dividends. For a further explanation of the differences between US GAAP and UK GAAP, see Item 5 “Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles”.

CRITICAL ACCOUNTING POLICIES

The application of UK GAAP often requires our judgement when we formulate our accounting policies and when presenting a true and fair view of our financial position and results in our consolidated financial statements. Often, judgement is required in respect of items where the choice of specific policy to be followed can materially affect our reported results or net asset position, in particular through estimating the lives of recoverability of particular assets, or in the timing of when a transaction is recognised. A description of our significant accounting policies is disclosed in note 1 of the Consolidated Financial Statements in our 2004 Annual Report on Form 20-F and our critical accounting policies are discussed below.

We do not believe that we have any critical accounting policies which are specific to US GAAP, as any US GAAP accounting policies that we have deemed to be critical are also critical under UK GAAP.

We consider that our accounting policies in respect of the following are critical:

Goodwill

Where the cost of acquisition exceeds the fair value attributable to the net assets acquired, the difference is treated as purchased goodwill and capitalised on our balance sheet in the year of acquisition. Determining the fair value of assets acquired and liabilities assumed requires our judgement and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives, among other items. Purchased goodwill arising on acquisitions from 1 July 1998 is capitalised. Prior to 1 July 1998, goodwill arising on acquisitions was eliminated against reserves.

Where capitalised goodwill is regarded as having a limited useful economic life, FRS 10 provides that the cost is amortised on a straight-line basis over that life, of up to 20 years. All goodwill currently held on our balance sheet is being amortised over periods of up to seven years on a straight-line basis. Goodwill is reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable. Any amortisation or impairment write-down is charged to the profit and loss account.

At 31 December 2004, the carrying value of goodwill amounted to £360 million (30 June 2004: £417 million) and represented 13% (30 June 2004: 18%) of our total assets. As a result, the choice of amortisation period is critical to our results. Applying the lives referred to in the previous paragraph has resulted in this period’s charge for amortisation amounting to £57 million (half year ended 31 December 2003: £58 million).

Goodwill impairment reviews are also an area requiring our judgement, requiring assessment as to whether the carrying value of goodwill can be supported by the net present value of future cash flows derived from assets using cash flow projections, and discounting using an appropriate rate. We completed two significant acquisitions in fiscal 2001. These were the acquisitions of the 67.5% of BiB not previously owned by us and 100% of SIG (a company that we acquired in July 2000, which owns a bookmaker which operates telephone and interactive betting services under the brand name “Sky Bet”). In accordance with Financial Reporting

Standard No. 11, “Impairment of Fixed Assets and Goodwill”, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002, which did not indicate impairment. Consistent with our strategy, the business plans on which these reviews were based reflect significant projected increases in betting and other interactive revenues over the subsequent five years and the carrying value of the goodwill is therefore heavily dependent on the forecast performance of, and projections for, these businesses. The forecasts and projections used for SIG’s impairment reviews are dependent, at least in part, on the anticipated liberalisation of the United Kingdom’s gambling laws in accordance with the stated policy of the current UK Government and in particular upon the legalisation of onshore remote gambling and clarification of the position in relation to offshore remote gambling. The Gambling Bill was introduced in the House of Commons on 18 October 2004 and has passed through the initial stages in the House of Commons and on to the House of Lords for further review. It is currently being scrutinised by a House of Lords Committee. There can be no guarantee that the Bill will be passed (whether in the current form, in the time period anticipated or otherwise) or that forecast performance of SIG will be delivered. The Group continues to monitor the performance of these businesses and is satisfied that no impairment of goodwill has occurred.

The treatment of goodwill under US GAAP differs significantly from that under UK GAAP. Under US GAAP, goodwill is not amortised over its useful life; instead, it is tested for impairment on an annual basis and whenever indicators of impairment arise. As is the case under UK GAAP, goodwill impairment reviews are an area requiring our judgement, requiring assessment as to whether the carrying value of goodwill can be supported by the net present value of future cash flows derived from assets using cash flow projections, and discounting using an appropriate rate (see Item 5 “Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles” for further details). The goodwill arising on the original purchase of GSB, which was included in the calculation of the loss on disposal, had previously been eliminated against reserves under UK GAAP, but was held as an intangible asset under US GAAP.

Revenues and bad debt provisions

The main source of our revenue is revenue from subscribers. Revenues from the provision of DTH subscription services are charged to contract customers on a monthly basis. Revenues are invoiced and recorded as part of a periodic billing cycle, and are recognised as the services are provided. Pay-per-view revenue is recognised when the event, movie or football match is viewed. Cable revenue is recognised as the services are provided to the cable companies and is based on the number of subscribers taking the Sky Channels, as reported to us by the cable companies, and the applicable wholesale prices. The overriding principle followed is to recognise revenues in line with the provision of service, and accordingly, this leaves little scope for subjectivity. In the period, subscription revenues from DTH subscribers and cable companies comprised 79% of total turnover (half year ended 31 December 2003: 79%).

Management judgement is required in evaluating customer debts to determine if they will be collected. This evaluation requires estimates to be made, and a provision is made for those amounts which we determine are unlikely to be recovered. Currently, our provision is partly based upon the historical trends in the percentage of total subscriber debts which are not recovered. As DTH subscriber revenues are billed in advance and corrective action is taken early within the billing cycle, bad debts are a relatively low percentage of sales. Additionally, more detailed reviews are carried out in respect of more significant balances, which include cable subscriber revenues, whereby specific provisions are made where deemed appropriate.

The remaining 21% of turnover (half year ended 31 December 2003: 21%) is comprised of advertising, Sky Bet, Sky Active and other revenues. Recognition of these revenues takes place once the advertising is broadcast, or when the relevant goods or services have been delivered or provided. Sky Bet revenues represent amounts receivable in respect of bets placed on events which occur in the year and net customer losses in the year in respect of the on-line casino operations.

Under UK GAAP, betting costs from internet casino betting are offset against betting revenues within “turnover”, and costs from all other betting are shown within “operating expenses, net”. Our treatment under US GAAP of costs from betting, aside from internet casino betting, differs from that under UK GAAP (see Item 5 “Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles” for further details).

Tangible fixed assets

Tangible fixed assets represented 17% of our total assets (30 June 2004: 16%). Tangible fixed assets are stated at cost, net of accumulated depreciation and any provision for impairment. Our depreciation policy in respect of tangible fixed assets is disclosed in note 1 of the Consolidated Financial Statements in our 2004 Annual Report on Form 20-F. We estimate the useful life of these assets based on their periods of expected use and this estimation is judgemental. We review the period of expected use on a regular basis. We begin amortisation of these assets when they become available for use. Tangible fixed asset impairment reviews are also an area requiring our judgement in determining whether the carrying value of our tangible fixed assets can be supported by the net present value of future cash flows derived from the tangible fixed asset using cash flow projections, and discounting using an appropriate rate. We perform impairment reviews if events or circumstances indicate that the carrying value of tangible fixed assets may not be recoverable. There have been no material impairments in the period.

Financial Reporting Standard No. 15, “Tangible Fixed Assets”, specifies criteria for the recognition of tangible fixed assets, including a detailed definition of costs that are capitalised in relation to self-constructed assets. As at 31 December 2004, the net book value of costs capitalised on the balance sheet in respect of our CRM project was £136 million (30 June 2004: £118 million), the majority of which relates to assets which continue to be under construction. Capitalised costs include technology hardware and software assets, site preparation and development costs, and associated consultancy expenditures. All of the CRM project costs capitalised during the period were associated with the CRM systems (half year ended 31 December 2003: approximately 90%). When the assets are brought into use, these costs are depreciated over between three and four years. The only difference between UK GAAP and US GAAP relates to the capitalisation of interest costs on funds invested in the construction of major capital assets (see Item 5 “Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles” for further details).

Amortisation of programme stock

A significant proportion of programming costs relates to the amortisation of television programme rights. Programming costs constituted 49% of operating expenses in the period (half year ended 31 December 2003: 51%). Our investments in television programme rights are amortised over the planned number of showings according to the type of programme right, with the exception of movie rights and certain sports rights, which are discussed below. The amortisation methods used are based on programme genre and have been based on the repeatability and value to us of showing the programme. This basis is regularly reviewed. The principle followed is to match the benefit received from the showing of the programme to the cost of the programme rights. Acquired movie rights are amortised on a straight-line basis over the period of the transmission rights. Our own in-house movie productions are amortised in line with anticipated revenue over a maximum of five years. Where contracts for sports rights provide for multiple seasons or competitions, the amortisation of each contract was previously based on anticipated revenue. From this period, these contracts are now amortised on a straight-line basis across the season or competition as our estimate of the benefits received from these rights was determined to be more appropriately aligned with a straight-line amortisation profile. Provisions are made for any programme rights which are surplus to our requirements or will not be shown for any other reason. There is no difference in the Group’s treatment of amortisation of programme stock between UK GAAP and US GAAP.

Deferred tax

We recognise deferred tax assets and liabilities in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date. Deferred tax liabilities existing at the balance sheet date are provided for in full at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognised when, on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

We regularly review our deferred tax assets for recoverability and the expected reversals of existing timing differences. If our ability to generate sufficient future taxable income changes, or if there is a material change in the actual tax rates or time period within which the underlying timing differences become taxable or deductible, we could be required either to write down our deferred tax assets further, resulting in an increase in our effective tax rate and an adverse impact on our financial results, or to recognise additional deferred tax assets, resulting in a decrease in our effective tax rate and a positive impact on our financial results.

Included within the total deferred tax asset recognised at 31 December 2004 is £92 million (30 June 2004: £118 million), relating to carried forward tax losses. Following a review of the forecast utilisation of tax losses within the Group, and as a consequence of the reorganisation of certain assets within the Group, the Directors consider that at 31 December 2004 there was sufficient evidence to support the recognition of this deferred tax asset on the basis that it was more likely than not that there would be suitable taxable profits against which this asset could be utilised.

Included within the total deferred tax asset recognised at 31 December 2004, are £15 million (30 June 2004: £21 million) of accelerated capital allowances (“ACAs”) and £14 million (30 June 2004: £12 million) of short-term timing differences (“STTDs”), which relate to accruals for share-based remuneration, capitalised interest and transponder prepayments. Following a review of the ACAs and the STTDs, the Directors consider that, at 31 December 2004, there was sufficient evidence to support the recognition of these deferred tax assets, on the basis that it was more likely than not that there would be suitable taxable profits against which these assets could be utilised and that the ACAs and STTDs are expected to fully reverse.

At 31 December 2004, there are deferred tax assets that have not been recognised, which include £450 million of potential capital losses related to the Group’s German holding of KirchPayTV, £25 million of capital losses in respect of football club and other investments, £12 million of UK losses in the Group, £64 million of trading losses in the Group’s German holding companies of KirchPayTV and £6 million arising principally on other timing differences. These deferred tax assets have not been recognised as it is currently not more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and the timing differences are not more likely than not to reverse. Non-recognition of these deferred tax assets is an area requiring our judgement, which reflects the Group’s current expectations of future events.

The treatment of deferred tax under US GAAP differs from that under UK GAAP (see Item 5 “Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles” for further details).

Exceptional items

Operating exceptional items are those that, in management’s judgement, are items that arise from events or transactions that fall within the ordinary activities of the Group but which individually or, if of a similar type, in aggregate, need to be disclosed separately because of their size or incidence if the financial statements are to properly reflect the results for the period. These items are included in the line of the profit and loss account to which they relate, but are disclosed in a separate column to provide the reader with a better understanding of the ongoing performance of the business.

The determination of which items should be separately disclosed as operating exceptional items requires a degree of judgement based on the materiality and nature of the items.

Exceptional items which must be described as non-operating exceptional items are defined by UK GAAP, although management judgement is required in determining whether any such items are material enough individually, or if of a similar type, in aggregate, to warrant separate disclosure. These items are included below operating profit in the profit and loss account, within the same separate column as the operating exceptional items.

The treatment of exceptional items under US GAAP differs from that under UK GAAP (see Item 5 “Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles” for further details).

ADOPTION OF NEW ACCOUNTING STANDARDS

During the period, we did not adopt any new UK GAAP accounting standards.

In fiscal 2004, the following UK GAAP accounting standard came into force and was adopted by us:

UITF abstract 38 — Accounting for ESOP trusts (“UITF 38”)

This abstract requires that the Company’s shares held by the Group’s ESOP, which were previously held within fixed asset investments, be presented as a deduction from shareholders’ funds. In addition, the charge to the profit and loss account in relation to awards under the LTIP, the KCP and the EBP, which was previously based on the cost of shares held by the ESOP, is now based on the difference between the market price on the date of grant and the exercise price. The adoption of UITF 38 was treated as a prior year adjustment in our Consolidated Financial Statements in our 2004 Annual Report on Form 20-F with comparative figures being restated accordingly. See note 1 of the Consolidated Financial Statements in our 2004 Annual Report on Form 20-F for further details.

Details of new US GAAP accounting standards issued during the period are given in Item 5 “Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles”.

Adoption of IFRS

Following a Regulation issued by the Council of the European Union, the Group, along with all European Union listed groups, is required to adopt IFRS in the preparation of its consolidated financial statements from 1 July 2005. The adoption of these standards will lead to certain changes in the Group’s accounting policies, results, presentation of its financial statements, and other disclosures within the Interim Report on Form 6-K and the Annual Report on Form 20-F, which are currently in accordance with UK GAAP.

Detail was provided on the Group’s transition project in our 2004 Annual Report on Form 20-F.

Several uncertainties remain which affect the Group’s ability to assess the impact of IFRS, including the continued evolution of IFRS accounting practice and whether the International Accounting Standards Board (“IASB”) and other related bodies will issue new or revised standards which will either be mandatory for the Group’s 30 June 2006 financial statements, or which the Group could adopt early voluntarily. However, based on the Group’s initial assessment, the key changes to the Group’s accounting policies as a result of the adoption of IFRS are expected to be in the following areas described below.

This list should not be taken as a comprehensive or complete indication of the impacts that the adoption of IFRS may have on the Group’s financial statements, but is indicative of the major adjustments to its financial reporting that the Group has identified to date.

The Group’s third quarter and preliminary results for the full year ending 30 June 2005 will continue to be reported under UK GAAP. The Group currently intends to release the Group’s full results for the full year ending 30 June 2005 restated under IFRS in September 2005. The Group’s first quarterly results under IFRS will be reported for the quarter ending 30 September 2005 in early November 2005.

Intangible assets

IAS 38 “Intangible assets” provides more detailed guidance on intangible assets than UK GAAP, which may result in the reclassification of certain costs into intangible assets, including software development costs which are currently included within tangible fixed assets within the Group’s balance sheet.

Financial instruments and hedge accounting

The Group uses cross-currency and interest rate swaps, options on interest rate swaps (“swaptions”), and forward purchases of US dollars and Swiss francs to hedge its foreign currency and interest rate exposures. Under UK GAAP, these financial instruments are not recognised on the balance sheet, however, under IFRS, the Group will be required to recognise its derivative financial instruments on the balance sheet at fair value, with changes in fair value being recognised in the profit and loss account. Where hedge accounting is achieved under IAS 39 “Financial Instruments — Recognition and Measurement” (“IAS 39”), the profit and loss impact of the changes in fair value may be postponed and matched to the profit and loss impact of the underlying hedged exposure. The adoption of the revised foreign exchange hedging policy described in Item 3 “Quantitative and Qualitative Disclosures about Market Risk” was unrelated to the adoption of IFRS. The Group does not see a requirement to change its current hedging policy as a result of the new requirements for achieving hedge accounting under IAS 39 and expects to be able to achieve hedge accounting for the majority of its financial instruments.

Share-based payments

Under current UK GAAP, the Group recognises a charge in the profit and loss account for its LTIP, EBP and KCP schemes based on the difference between the exercise price of the award and the price of a BSkyB share on the date of grant (the “intrinsic value”). Under IFRS 2 “Share-based

Payment”, the Group will be required to recognise a charge in the profit and loss account for all share options and awards based on the fair value of the awards as calculated at the grant date using an option-pricing model. This will introduce an additional cost for the Group, as Executive Scheme options, which have an intrinsic value of nil, and Sharesave scheme options, which are specifically exempt from the scope of current UK GAAP accounting, will have a fair value attached to them, and hence an associated profit and loss account charge under IFRS.

Goodwill

Under UK GAAP, the Group amortises goodwill on a straight-line basis over periods of up to 20 years. Under IFRS 3 “Business Combinations”, goodwill will no longer be amortised and will instead be subject to annual impairment testing. This will remove the cost of goodwill amortisation from the Group’s profit and loss account, although impairment losses, if identified, would be recorded in the profit and loss account.

ITEM 3: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

Our treasury function is responsible for raising finance for the Group’s operations, together with associated liquidity management, and the management of foreign exchange, interest rate and counter-party risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is our policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken. Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review, both by our internal audit team and by the Treasury Committee.

Our principal market risks are our exposures to changes in interest rates and currency exchange rates, which arise both from our sources of finance and from our operations. Following evaluation of those positions, we selectively enter into derivative financial instruments to manage these exposures. The principal instruments currently used are interest rate swaps and swaptions to hedge interest rate risks, forward rate agreements to hedge transactional currency exposures, and cross-currency interest rate swaps to hedge exposures on long-term foreign currency debt.

Following a review of our treasury policy in February 2005, the Audit Committee and the Board approved a revised foreign exchange hedging policy whereby the maturity profile of hedging instruments has been extended to match more appropriately the time horizon of the underlying contracts, and the range of permitted hedging instruments has been extended to enable us to use foreign exchange options and collars to protect exposures rather than to fix the transaction rate. The revised hedging policy continues to specify that derivative instruments should only be transacted for risk management purposes, cover only known risks and that no trading in financial instruments is to be undertaken.

From 1 July 2003, we formulated our policies for hedging with regard to US GAAP requirements on hedge accounting, and therefore the majority of our existing derivative arrangements qualify for hedge accounting under US GAAP during both periods; see Item 5 “Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles” for further details.

Interest rate management

We have financial exposures to both UK and US interest rates, arising primarily from long-term bonds. We manage our exposures by borrowing at fixed rates of interest and by using interest rate swaps to adjust the balance between fixed and floating rate debt. All of our US dollar-denominated debt has been swapped to pounds sterling, using cross-currency swap arrangements, which, in addition to the translation of the principal amount of the debt to pounds sterling, also provide for the exchange, at regular intervals, of fixed-rate amounts of dollars for fixed-rate amounts of pounds sterling. All of our debt exposure is denominated in pounds sterling after cross-currency swaps are taken into account; at 31 December 2004, the split of our aggregate net borrowings into their core currencies was US dollar 91% and pound sterling 9% (30 June 2004: US dollar 90% and pound sterling 10%). We also enter into pound sterling interest rate swap and swaption arrangements, which provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional pounds sterling amount.

At 31 December 2004, 76% of our borrowings were at fixed rates after taking account of interest rate swaps and swaption agreements (30 June 2004: 77%). The fair value of both interest rate and cross-currency swaps held, as of 31 December 2004, was approximately £165 million against the Group’s favour, compared to £105 million against the Group’s favour at 30 June 2004. This change is primarily due to adverse movements in foreign exchange rates.

At 31 December 2004, we had outstanding cross currency swap, interest rate swap and swaption agreements with notional principal amounts totalling £1,571 million, compared to £1,395 million at 30 June 2004. This movement reflects the new interest rate swap and swaption agreements designed to achieve a more appropriate balance between fixed and floating rate debt.

In November 2004, we entered into a £1,000 million RCF, which replaced the £600 million RCF agreed in March 2003. At 31 December 2004, no amounts were drawn down on the RCF (30 June 2004: nil). The new facility accrues interest at rates between 0.45% and 0.55% per annum above LIBOR, depending on our leverage ratio of net debt to EBITDA (as defined in the loan agreement). The current applicable margin is 0.45%, which is based on a net debt to EBITDA ratio of 1.00:1 or below. Should this ratio increase to 2.00:1, the margin would increase to 0.50%, and above 2.00:1, the margin increases to 0.55%. The ratio of net debt to EBITDA (as defined in the loan agreement) at 31 December 2004 was 0.7:1, indicating a margin of 0.45%.

To ensure continuity of funding, our policy is to ensure that available funding matures over a period of years. At 31 December 2004, 49% of our available funding was due to mature in more than five years (30 June 2004: 31%).

At 31 December 2004, a one percentage point movement in interest rates would result in a £4 million movement in our annual net interest expense (half year ended 31 December 2003: nil).

At 31 December 2004, our annual interest charge would be unaffected by any change to the Group’s credit rating in either direction (half year ended 31 December 2003: nil).

Currency exchange rates

Our revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs are denominated in US dollars. In the period, 13% of operating costs before goodwill amortisation (£200 million) were denominated in US dollars (half year ended 31  December 2003: 14% (£210 million)). These costs relate mainly to our long-term programming contracts with US suppliers. During the period, we managed our US dollar/pound sterling exchange risk exposure by the purchase of forward foreign exchange agreements for up to 18 months ahead. All US dollar-denominated forward foreign exchange agreements and similar financial instruments entered into by us are in respect of firm commitments only, and represent approximately 80% (30 June 2004: 80%) of US dollar denominated costs over the relevant 18 month period. At 31 December 2004, we had outstanding commitments to purchase, in aggregate, US$618 million (30 June 2004: US$705 million) at average rates of US$1.69 to £1.00 (30 June 2004: US$1.62 to £1.00). These contracts, which are individually for less than US$13 million (30 June 2004: US$13 million), are with a variety of counter-parties.

As at 31 December 2004, some £205 million (30 June 2004: £250 million) of these forward contracts are to hedge liabilities in respect of available programming and hence these liabilities are recorded on the balance sheet at the hedged rate under UK GAAP. The remaining forward contracts are to hedge future payments for programmes yet to become available and are therefore disclosed within commitments rather than being recorded within liabilities. The introduction of a new foreign exchange hedging policy from February 2005 onwards will introduce a mix of instruments in addition to foreign exchange forward agreements. It will also increase the amount of hedging of programming which has yet to become available.

Our primary Euro exposure arises as a result of revenues generated from our subscribers in Ireland, being approximately 3% of total revenue in the period (half year ended 31 December 2003: 3%). These Euro-denominated revenues are offset to a certain extent by Euro-denominated costs, relating mainly to certain transponder rentals, the net position being a Euro surplus.

No surplus Euros were exchanged for pounds sterling on currency spot markets during the period (half year ended 31 December 2003: Euro 12 million). At 31 December 2004, Euro 27 million (£19 million) has been retained to meet obligations under forward foreign exchange contracts for the purchase of Swiss francs (see below).

In fiscal 2003, we acquired the television rights to certain UEFA Champions League football matches from the 2003/04 season to the end of the 2005/06 season. Payments in respect of these rights are made pursuant to the contract in Swiss francs, which means that we are exposed to the Swiss franc/pound sterling exchange rate. At 31 December 2004, CHF 40 million (£18 million) of this exposure was hedged via the use of forward contracts to exchange Euros for Swiss francs.

It was our policy at 31 December 2004 that all anticipated foreign currency exposures should be substantially hedged in advance of the fiscal year in which the exposure occurs, using fixed price instruments only. The impact on the Group’s annual profit of a 10% movement in pound sterling against all currencies in which the Group has significant transactions is estimated to be a £3 million charge/credit (half year ended 31  December 2003: £2 million charge/credit) to the profit and loss account.

The accounting policies in respect of market risk sensitive instruments are disclosed in notes 1 and 21 of the Consolidated Financial Statements in our 2004 Annual Report on Form 20-F. The accounting policies in respect of market risk-sensitive instruments under UK GAAP vary in certain significant respects from US GAAP as disclosed in Item 5 “Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles”.

ITEM 4: INTERIM FINANCIAL STATEMENTS (UK GAAP)

Consolidated Profit and Loss Account for the half year ended 31 December 2004

		Before			Before
		goodwill	Goodwill		goodwill	Goodwill
		and	and	2004/05	and	and	2003/04
		exceptional	exceptional	Half year	exceptional	exceptional	Half year
		items	items	Total	items	items	Total
		£m	£m	£m	£m	£m	£m
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Turnover: Group and share of joint ventures’ turnover		1,983	—	1,983	1,809	—	1,809
Less: share of joint ventures’ turnover		(38)	—	(38)	(43)	—	(43)

Group turnover	2	1,945	—	1,945	1,766	—	1,766
Operating expenses, net	3	(1,591)	(57)	(1,648)	(1,483)	(58)	(1,541)

Operating profit		354	(57)	297	283	(58)	225
Share of joint ventures’ and associates’ operating results		8	—	8	(5)	—	(5)
Loss on disposal of investments in joint ventures	4,9	—	(23)	(23)	—	—	—
Profit on disposal of fixed asset investments	4,9	—	—	—	—	2	2
Amounts written back to fixed asset investments, net	4,9	—	—	—	—	24	24

Profit on ordinary activities before interest and taxation		362	(80)	282	278	(32)	246
Interest receivable and similar income		15	—	15	3	—	3
Interest payable and similar charges		(47)	—	(47)	(45)	—	(45)

Profit on ordinary activities before taxation		330	(80)	250	236	(32)	204
Tax on profit on ordinary activities	5	(96)	—	(96)	(74)	—	(74)

Profit on ordinary activities after taxation		234	(80)	154	162	(32)	130
Equity dividends	6			(77)			(53)

Retained profit for the period	10			77			77

Earnings per share — basic	7			8.0p			6.7p

Earnings per share — diluted	7			7.9p			6.7p

All results relate to continuing operations.

There were no recognised gains or losses in either period other than those included within the profit and loss account.

The accompanying notes are an integral part of this consolidated profit and loss account.

Consolidated Balance Sheet at 31 December 2004

		31 December	30 June
		2004	2004
		£m	£m
	Notes	(unaudited)	(audited)
Fixed assets
Intangible assets	8	360	417
Tangible assets		451	376
Investments	9	27	35

		838	828
Current assets
Stocks		627	375
Debtors: Amounts falling due within one year
- deferred tax assets		45	49
- other		339	321

		384	370
Debtors: Amounts falling due after more than one year
- deferred tax assets		76	102
- other		36	42

		112	144
Cash and liquid resources
- current asset investments		—	173
- cash at bank and in hand		707	474

		707	647

		1,830	1,536

Creditors: Amounts falling due within one year		(1,481)	(1,170)

Net current assets		349	366

Total assets less current liabilities		1,187	1,194

Creditors: Amounts falling due after more than one year
- long-term borrowings		(1,076)	(1,076)
- other creditors		(27)	(28)

		(1,103)	(1,104)
Provisions for liabilities and charges		(1)	—

		83	90

Capital and reserves — equity
Called-up share capital	10	960	971
Share premium	10	1,437	1,437
ESOP reserve	10	(23)	(30)
Merger reserve	10	186	222
Special reserve	10	14	14
Capital redemption reserve	10	11	—
Profit and loss account	10	(2,502)	(2,524)

Shareholders’ funds	10	83	90

The accompanying notes are an integral part of this consolidated balance sheet.

Consolidated Cash Flow Statement for the half year ended 31 December 2004

		2004/05	2003/04
		Half year	Half year
		£m	£m
	Notes	(unaudited)	(unaudited)
Net cash inflow from operating activities	11a	407	401
Dividends received from joint ventures		7	3
Returns on investments and servicing of finance
Interest received and similar income		17	3
Interest paid and similar charges		(49)	(51)

Net cash outflow from returns on investments and servicing of finance		(32)	(48)
Taxation
UK corporation tax paid		(25)	(21)
Consortium relief paid		(3)	(3)

Net cash outflow from taxation		(28)	(24)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(123)	(65)
Receipts from sales of fixed asset investments		—	68

Net cash (outflow) inflow from capital expenditure and financial investment		(123)	3
Acquisitions and disposals
Funding to joint ventures and associates		(4)	(2)
Repayments of funding from joint ventures and associates		6	3
Receipts from sale of investments in joint ventures		14	—

Net cash inflow from acquisitions and disposals		16	1
Equity dividends paid		(63)	—

Net cash inflow before management of liquid resources and financing		184	336
Management of liquid resources		79	(175)
Financing
Proceeds from issue of Ordinary Shares		2	10
Share buy-back		(128)	—
Net decrease in debt due after more than one year	11b	—	(75)

Net cash outflow from financing		(126)	(65)

Increase in cash	11b	137	96

The accompanying notes are an integral part of this consolidated cash flow statement.

Notes to Financial Statements

1	Basis of preparation

The interim accounts for the half year ended 31 December 2004 have been prepared in accordance with accounting policies consistent with those applied in the accounts for the full year ended 30 June 2004, which were approved by the Directors on 3 August 2004. The interim accounts for the half year ended 31 December 2004 do not constitute statutory accounts and are unaudited.

The financial information for the full year ended 30 June 2004 is extracted from the financial statements for that year. The auditors’ report on those financial statements was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.

The Consolidated Profit and Loss Account presentation includes the Group’s results before goodwill and exceptional items in addition to results after goodwill and exceptional items as this presentation provides an alternative basis that may be used to assess the ongoing operating performance of the Group.

See accompanying summary of differences between United Kingdom and United States generally accepted accounting principles and supplemental guarantor information.

2	Turnover

The Group’s turnover, whilst deriving from one class of business, has been analysed as follows:

	2004/05	2003/04
	Half year	Half year
	£m	£m
	(unaudited)	(unaudited)
DTH subscribers	1,426	1,285
Cable subscribers	109	103
Advertising	159	147
Sky Bet (i)	118	91
Sky Active (i)	46	56
Other	87	84

	1,945	1,766

(i) Additional detail has been provided with regard to the analysis of interactive revenues between the Group’s betting and games revenues — “Sky Bet” — and other interactive revenues — “Sky Active” — and the prior period comparatives have been restated accordingly.

3	Operating expenses, net

			2004/05			2003/04
	Before		Half year	Before		Half year
	goodwill	Goodwill	Total	goodwill	Goodwill	Total
	£m	£m	£m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Programming (i)	808	—	808	783	—	783
Transmission and related functions (i)	87	—	87	77	—	77
Marketing	258	—	258	215	—	215
Subscriber management	193	—	193	191	—	191
Administration	139	57	196	131	58	189
Betting	106	—	106	86	—	86

	1,591	57	1,648	1,483	58	1,541

(i) The amounts shown are net of £5 million (half year ended 31 December 2003: £8 million) receivable from the disposal of programming rights not acquired for use by the Group, and £14 million (half year ended 31 December 2003: £13 million) receivable in respect of the provision to third party broadcasters of spare transponder capacity.

4	Exceptional items

	2004/05	2003/04
	Half year	Half year
	charge	credit
	£m	£m
	(unaudited)	(unaudited)
Loss on disposal of investments in joint ventures (i)	(23)	—
Profit on disposal of fixed asset investments (ii)	—	2
Amounts written back to fixed asset investments, net (iii)	—	24

Total non-operating exceptional items	(23)	26

Half year ended 31 December 2004

(i) Loss on disposal of investments in joint ventures

On 1 November 2004, the Group sold its 49.5% investment in GSB for £14 million in cash, realising a loss on disposal of £23 million. This included the write back of £32 million of goodwill which had previously been written off to reserves, as permitted prior to the implementation of FRS 10. The loss on disposal is a non-operating exceptional item as defined by FRS 3 “Reporting Financial Performance” (“FRS 3”) and is therefore recorded as an exceptional item below operating profit.

Half year ended 31 December 2003

(ii) Profit on sale of fixed asset investments

On 7 October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of £2 million. The profit on disposal is a non-operating exceptional item as defined by FRS 3 and is therefore recorded as an exceptional item below operating profit.

(iii) Amounts written back to fixed asset investments, net

The Group reduced its provision against its minority equity investments in football clubs by £33 million, following the disposal of its investment in Manchester United plc in October 2003 for £62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further £9 million. The reduction of £33 million in the provision is recorded as an exceptional item below operating profit as it related directly to the disposal of the investment as detailed above. The increase of £9 million in the remaining provision is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have had on the individual operating expenses line item to which it was attributed.

5	Tax on profit on ordinary activities

Analysis of charge in period:

	2004/05	2003/04
	Half year	Half year
	charge	charge
	£m	£m
	(unaudited)	(unaudited)
Current tax
UK corporation tax	74	69
Adjustments in respect of prior years	(8)	(8)

Total current tax charge	66	61

Deferred tax
Origination and reversal of timing differences	29	8
Decrease in estimate of recoverable deferred tax asset in respect of prior years	1	5

Total deferred tax charge	30	13

	96	74

At 31 December 2004, a deferred tax asset of £12 million (30 June 2004: £13 million) principally arising from UK losses in the Group has not been recognised. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law.

A deferred tax asset of £64 million (30 June 2004: £64 million) has not been recognised in respect of trading losses in the Group’s German holding companies of KirchPayTV and a deferred tax asset of £6 million (30 June 2004: £6 million) arising principally on other timing differences has not been recognised, on the basis that these timing differences are not more likely than not to reverse.

A deferred tax asset of £450 million (30 June 2004: £450 million) has not been recognised in respect of potential capital losses related to the Group’s holding of KirchPayTV on the basis that these timing differences are not more likely than not to reverse. The Group has realised and unrealised capital losses in respect of football club and other investments estimated to be in excess of £25 million (30 June 2004: £21 million) which have not been recognised as a deferred tax asset, on the basis that they are not more likely than not to be utilised and thus reverse.

6	Equity dividends

	2004/05	2003/04
	Half year	Half year
	£m	£m
	(unaudited)	(unaudited)
Interim proposed dividend of 4.0p (half year ended 31 December 2003: 2.75p) per Ordinary Share	77	53

The Group’s ESOP has waived its rights to dividends.

7	Earnings per share

Basic earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group’s ESOP trust during the period.

Diluted earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group’s ESOP trust during the period plus the weighted average number of dilutive shares resulting from share options and other potential shares outstanding during the period (see below).

The weighted average number of shares in the period was:

	2004/05	2003/04
	Half year	Half year
	Millions of	Millions of
	shares	shares
	(unaudited)	(unaudited)
Ordinary Shares	1,939	1,938
ESOP trust shares	(4)	(2)

Basic shares	1,935	1,936

Dilutive Ordinary Shares from share options and other potential Ordinary Shares outstanding	2	6

Diluted shares	1,937	1,942

8	Intangible assets

The movement in the period was as follows:

Goodwill
£m
(unaudited)
Net book value at 1 July 2004	417
Amortisation	(57)

Net book value at 31 December 2004	360

Goodwill of £272 million, £542 million and £5 million, arising on the acquisitions of SIG, BiB and WAPTV Limited respectively, is being amortised over periods of seven years on a straight-line basis.

In accordance with FRS 11 “Impairment of fixed assets and goodwill” (“FRS 11”), impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full fiscal year after acquisition, at 30 June 2002, which did not indicate impairment. Consistent with the Group strategy, the business plans on which these reviews were based reflected significant projected increases in betting and other interactive revenues over the subsequent five years. The Group continues to monitor the performance of these businesses and is satisfied that no impairment of goodwill has occurred.

9	Fixed asset investments

	31 December	30 June
	2004	2004
	£m	£m
	(unaudited)	(audited)
Investments in joint ventures and associates	25	33
Other investments	2	2

Total investments	27	35

Investments in joint ventures

On 1 November 2004, the Group sold its 49.5% investment in GSB for £14 million in cash, realising a loss on disposal of £23 million. This included the write back of £32 million of goodwill which had previously been written off to reserves. The carrying value of this investment prior to disposal was £4 million.

Other investments

In the half year ended 31 December 2003, the Group increased its provision against its remaining minority equity investments in football clubs by £9 million.

On 7 October 2003, the Group announced that it had sold its entire holding in Manchester United plc for £62 million, recognising a profit on disposal of £2 million following the release of a £33 million provision previously held against the investment, effective as at 30 September 2003.

In August 2003, the Group sold its 9.9% equity investment in Chelsea Village plc, reducing the cost of investment by £25 million and the provision by £19 million.

10	Reconciliation of movement in shareholders’ funds

								Total equity
	Share	Share	ESOP	Merger	Special	Capital redemption	Profit and loss	shareholders’
	capital	premium	reserve	reserve	reserve	reserve	account	funds
	£m	£m	£m	£m	£m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
At 1 July 2004	971	1,437	(30)	222	14	—	(2,524)	90
ESOP shares utilised	—	—	7	—	—	—	5	12
Profit for the financial period	—	—	—	—	—	—	154	154
Dividends	—	—	—	—	—	—	(77)	(77)
Transfer from merger reserve	—	—	—	(36)	—	—	36	—
Write back of goodwill	—	—	—	—	—	—	32	32
Share buy-back	(11)	—	—	—	—	11	(128)	(128)

At 31 December 2004	960	1,437	(23)	186	14	11	(2,502)	83

Goodwill
In accordance with FRS 10, the Company has included the write off of £32 million of unamortised goodwill in the calculation of the loss on disposal of GSB, the effect of which has been included in the Profit for the Financial Period (see note 4). The goodwill arose on the original purchase of GSB and had previously been written off to the profit and loss reserve as permitted prior to FRS 10. Accordingly, an adjustment has been made to write back the £32 million charge to the profit and loss reserve.

Share option schemes
At 31 December 2004, the Group’s ESOP held 3,784,392 Ordinary Shares in the Company at an average value of £6.18 per share. The 963,123 shares utilised during the period relate to the exercise of LTIP, EBP, KCP and Executive Share Option Scheme awards.

Purchase of own shares
On 12 November 2004, the Company’s shareholders approved a resolution at the Annual General Meeting for the Company to purchase up to 97 million Ordinary Shares. During the financial period, the Company purchased, and subsequently cancelled, 23 million Ordinary Shares at an average price of 557 pence per share, with a nominal value of £11 million, for a consideration of £128 million. This represents 1% of called-up share capital at the beginning of the financial period under review.

11	Notes to consolidated cash flow statement

a) Reconciliation of operating profit to operating cash flows

	2004/05	2003/04
	Half year	Half year
	£m	£m
	(unaudited)	(unaudited)
Operating profit	297	225
Depreciation	48	58
Amortisation of goodwill and other intangible fixed assets	57	58
Loss on disposal of tangible fixed assets	—	1
Decrease in working capital	7	62
Decrease in provisions	—	(3)
Foreign exchange movement	(2)	—

Net cash inflow from operating activities	407	401

b) Analysis of changes in net debt

	As at 1 July			As at 31 December
	2004	Cash flow	Exchange	2004
	£m	£m	£m	£m
	(audited)	(unaudited)	(unaudited)	(unaudited)
Overnight deposits	73	144	—	217
Other cash	63	(7)	—	56

	136	137	—	273
Short-term deposits	338	94	2	434
Commercial paper	173	(173)	—	—

Cash and liquid resources	647	58	2	707
Debt due after more than one year	(1,069)	—	—	(1,069)
Capital element of finance leases	(7)	—	—	(7)

Total debt	(1,076)	—	—	(1,076)

Total net debt	(429)	58	2	(369)

12	Regulatory update

European Commission Investigation — FAPL

The European Commission’s investigation into the FAPL’s joint selling of exclusive broadcast rights to football matches has not yet concluded: the Commission published a notice last year inviting third party comments on its intention to adopt a decision making commitments offered by the FAPL legally enforceable and to close its file. Among other things, these commitments address the next auction of rights by the FAPL for the 2007/08 and subsequent seasons. The outcome of this consultation has not yet been disclosed and the Commission has not yet adopted a decision.

The Commission confirmed last year in a “comfort letter” that, on the basis of performance by the Group of certain commitments given by the Group to the Commission, it has fully and finally settled the Commission’s other investigations in connection with the Group’s bids for all rights in relation to FAPL matches throughout the 2004/05 to 2006/07 FAPL seasons and any resulting agreements between the Group and FAPL.

European Commission Investigation — Movie Contracts

The European Commission has announced in a press release (dated 26 October 2004) that it has settled and closed its investigations with a number of major US movie studios into the terms on which movies produced by them are supplied to distributors, including pay television operators, throughout the European Union. The investigations centred on the inclusion of “most favoured nations” (MFN) clauses in these studios’ output agreements and the settlements centred on commitments offered by certain of the studios to phase out all MFN clauses in their output agreements. The Commission stated in its press release that two studios had not, however, offered to phase out such clauses, in relation to which it appears that the Commission’s case remains open. The Commission has not published any further statement or (final or provisional) decision indicating the actual terms on which it has closed its investigations.

European Commission Sector Inquiry — “New Media” Sports Rights

The European Commission has opened a sector inquiry regarding the conditions of provision of audio-visual content from sports events to internet and other “new media” companies such as 3G mobile operators. The European Commission has stated that the purpose of its investigation is to gain as clear and wide a view as possible of the availability of audio-visual sports rights in the European Union, so as to ascertain whether access by “new media” operators to such content is not unduly restricted. The Group is co-operating with this investigation. At this stage, the Group is unable to determine whether the investigation will have a material effect on the Group.

ITEM 5: SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(i) Differences giving rise to accounting adjustments

The Group’s accounts are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP.

In the opinion of management, the interim accounts reflect all adjustments that are necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The interim accounts should be read in conjunction with the consolidated financial statements, including the related notes, for the full year ended 30 June 2004 as included in our 2004 Annual Report on Form 20-F. The results for the half year ended 31 December 2004 are not necessarily indicative of the results that may be expected for the full year ending 30 June 2005.

The following is a summary of the significant adjustments to operating income, net income, shareholders’ funds and certain other balance sheet items required when reconciling such amounts recorded in the accounts to the corresponding amounts in accordance with US GAAP. A convenience translation of pounds sterling amounts to US dollar amounts for the half year ended 31 December 2004, at a rate of £1:$1.9160 (the noon buying rate on 31 December 2004 provided by the Federal Reserve Bank of New York), is presented solely for the convenience of the reader. No representation is made that the pounds sterling amounts shown could have been, or could be, converted into US dollars at that or any other rate.

	Convenience
	translation	Half year ended 31 December
	2004	2004	2003
	$m	£m	£m
	(except per share data)
	(unaudited)	(unaudited)	(unaudited)
Operating income:
Operating profit under UK GAAP	569	297	225
Adjustments:
Goodwill — subsidiary(1)	109	57	58
Employee stock-based compensation(2)	2	1	(1)
Derivative accounting(3)	15	8	(3)
Capitalised interest(4)	(2)	(1)	(2)
Fixed asset investments(6)	(27)	(14)	29

Operating income under US GAAP	666	348	306

Net income:
Profit on ordinary activities after taxation under UK GAAP	295	154	130
Adjustments:
Goodwill — subsidiary(1)	109	57	58
Employee stock-based compensation(2)	2	1	(1)
Derivative accounting(3)	15	8	(3)
Capitalised interest(4)	8	4	—
Deferred taxation on US GAAP adjustments(5)	(4)	(2)	(2)
Fixed asset investments(6)	17	9	3

Net income before cumulative effect of a change in accounting principle	442	231	185
Cumulative effect on prior years (to 30 June 2003) of adoption of EITF 00-21(7)	—	—	1

Net income under US GAAP	442	231	186

Basic earnings per share under US GAAP (before cumulative effect of accounting change)(8)	22.9c	11.9p	9.5p

Basic earnings per share under US GAAP (after cumulative effect of accounting change)(8)	22.9c	11.9p	9.6p

Diluted earnings per share under US GAAP (before cumulative effect of accounting change)(8)	22.8c	11.9p	9.5p

Diluted earnings per share under US GAAP (after cumulative effect of accounting change)(8)	22.8c	11.9p	9.6p

	Convenience
	translation	As at	As at
	2004	31 December 2004	30 June 2004
	$m	£m	£m
	(unaudited)	(unaudited)	(audited)
Shareholders’ funds:
Capital and reserves under UK GAAP	159	83	90
Adjustments:
Goodwill — subsidiary(1)	1,288	672	615
Goodwill — joint venture(1)	2	1	24
Employee stock-based compensation(2)	50	26	31
Derivative accounting(3)	(67)	(35)	(21)
Capitalised interest(4)	25	13	9
Deferred taxation(5)	10	5	2
Fixed asset investments(6)	(2)	(1)	(1)
Dividends(9)	148	77	63

Shareholders’ funds under US GAAP	1,613	841	812

Total assets:
Under UK GAAP	5,112	2,668	2,364
Adjustments:
Goodwill — subsidiary(1)	1,288	672	615
Goodwill — joint venture(1)	2	1	24
Derivative accounting(3)	(33)	(17)	(25)
Capitalised interest(4)	25	13	9
Deferred taxation(5)	10	5	2
Fixed asset investments(6)	(2)	(1)	(1)

Under US GAAP	6,402	3,341	2,988

Total liabilities:
Under UK GAAP	(4,953)	(2,585)	(2,274)
Adjustments:
Employee stock-based compensation(2)	50	26	31
Derivative accounting(3)	(34)	(18)	4
Dividends(9)	148	77	63

Under US GAAP	(4,789)	(2,500)	(2,176)

Notes

(1) Goodwill

Under UK GAAP, prior to 1 July 1998, goodwill arising on acquisitions was eliminated against reserves. From 1 July 1998, FRS 10 required future goodwill to be capitalised, although, as permitted by FRS 10, goodwill previously written off has not been restated on the balance sheet. On disposal or closure of a previously acquired business, any goodwill previously written off to reserves would be included when calculating the profit or loss on disposal. Where capitalised goodwill is regarded as having a limited useful economic life, FRS 10 provides that the cost is amortised on a straight-line basis over that life, of up to 20 years. Impairment reviews, as required by FRS 11, are carried out if events or circumstances indicate that the carrying value may not be recoverable, to ensure that goodwill is not carried at above the recoverable amount, being the higher of net realisable value and value in use. Goodwill is also reviewed for impairment at the end of the first full financial year after acquisition. The impairment review comprises a comparison of the carrying amount of the goodwill with the recoverable amount. To the extent that the carrying amount exceeds the recoverable amount, the goodwill is impaired and is written down. The impairment loss is recognised in the profit and loss account.

Under US GAAP, the Group adopted SFAS No. 142 from 1 July 2002. SFAS No. 142 bases the accounting for goodwill on reporting units, which are operating segments, as defined in SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”, or one level lower. SFAS No. 142 does not presume that goodwill is a wasting asset that should be amortised on a straight-line basis over its estimated useful life; instead, it must be tested for impairment on an annual basis and whenever indicators of impairment arise. Upon adoption of SFAS No. 142, the Group ceased the amortisation of goodwill with a net carrying value of £1,084 million.

The annual impairment test was completed upon adoption of SFAS No. 142, and during fiscal 2004 and fiscal 2003. Since there were no quoted market prices in active markets for the Group’s reporting units, the measurement of fair value for each reporting unit was based on the best information available for that reporting unit, which was determined to be future discounted cash flows. The fair value measurements were compared to the carrying amounts of each reporting unit and it was determined that goodwill was not impaired. The annual impairment testing for fiscal 2005 will be completed later in this fiscal year.

Under SFAS No. 142, equity method goodwill is no longer amortised. Equity method investments, however, continue to be reviewed for impairment in accordance with APB Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, which requires that a loss in value of an investment which is other than a temporary decline, be recognised.

Subsidiaries

Sky Television Limited

Goodwill of £492 million arising on the acquisition of Sky Television Limited on 3 November 1990 was being amortised under US GAAP on a straight-line basis over 40 years. From 1 July 2002, no further amortisation has been recorded under US GAAP following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £309 million. Under UK GAAP, the goodwill arising on the acquisition of Sky Television Limited was eliminated against reserves.

BiB

Goodwill arising on the acquisition of the Group’s 67.5% interest in BiB was £542 million under UK GAAP, based on the fair value of the Group’s shares on 9 May 2001 for the acquisition of a 47.6% interest, and 28 June 2001 for the acquisition of the remaining 19.9% interest. Under US

GAAP, the goodwill arising was £664 million, based on the fair value of the Group’s shares on 17 July 2000 for the acquisition of the 47.6% interest, and 14 May 2001 for the acquisition of the remaining 19.9% interest. Under UK GAAP, the fair value of consideration is determined as at the date the acquisition becomes unconditional. Under US GAAP, the fair value is based on the share price on the date of agreement and announcement of the acquisition. Under UK GAAP, the goodwill is being amortised on a straight-line basis over seven years from the dates of acquisition. Under US GAAP, no amortisation has been charged from 1 July 2002 following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £560 million.

During fiscal 2003, the Group recognised, under both UK and US GAAP, a deferred tax asset of £24 million in respect of BiB tax losses carried forward. Under UK GAAP, this resulted in a reduction of £24 million in the tax charge for fiscal 2003. Under US GAAP, the tax benefits of BiB’s tax losses carried forward that were not recognised at the acquisition date of £21 million were applied to reduce goodwill relating to the acquisition. The remaining £3 million reduced the fiscal 2003 current tax charge.

SIG

The goodwill of £272 million arising on the acquisition of SIG on 12 July 2000 was being amortised under UK and US GAAP on a straight-line basis over seven years. From 1 July 2002, no further amortisation has been recorded under US GAAP following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £189 million.

During fiscal 2003, under both UK and US GAAP, the Group made a provision of £5 million against goodwill which arose on the acquisition of BSkyB Sports Holdings Limited (formerly Opta Index Limited), a subsidiary of SIG.

Joint ventures

GSB

Goodwill of £32 million arising on the acquisition of an additional 9.5% interest in GSB in March 1998 was being amortised under US GAAP on a straight-line basis over 20 years, from 1 July 1998. From 1 July 2002, no further amortisation was recorded under US GAAP following the adoption of SFAS No. 142. The goodwill balance under US GAAP on that date was £26 million. In fiscal 2004, an other than temporary impairment of £3 million was recorded under US GAAP as the fair value of GSB, based on discounted cash flow forecasts, no longer exceeded the carrying value of the asset. The remaining goodwill balance of £23 million was reduced to nil on 1 November 2004, following the disposal of the Group’s investment in GSB.

Under UK GAAP, the goodwill arising on the acquisition of GSB was immediately eliminated against reserves. As required by FRS 10, this goodwill was included in the calculation of the loss on disposal of the Group’s investment.

In addition, under both UK and US GAAP, £1 million of goodwill has arisen on the purchase of certain other joint ventures and associates. Under UK GAAP, this goodwill is being amortised over its useful economic life; under US GAAP no amortisation charge is recognised.

(2) Employee stock-based compensation

Under UK GAAP, a charge is recorded in the profit and loss account in relation to options for any difference between the market price on the date of grant and the exercise price. The charge is allocated on a straight-line basis over the vesting period of the options. On exercise of options which are settled using shares which have been purchased through the ESOP trust, the difference between the amount accrued for the options and the cost of the ESOP shares is recognised as a movement within reserves. Under UK GAAP, where the vesting of options is contingent upon the satisfaction of performance conditions, the profit and loss charge in any period may be reduced or increased, based on the latest estimate of the actual number of awards which will eventually vest.

Under US GAAP, for performance-related options deemed to be variable plans under APB Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”), compensation expense is measured as the difference between the quoted market price and the exercise price at the date when the number of shares that will vest and the exercise price is known (“the measurement date”); the cost is recognised over the period the employee performs the related services. Since the ultimate compensation is unknown until the performance conditions are satisfied, estimates of compensation expense are recorded before the measurement date based on the quoted market price of the common shares at the intervening dates, in situations where it is probable that the performance conditions will be attained. Options that will vest conditional only on continued employment over the life of the option are deemed to be fixed plans under APB No. 25, with the excess of the market price over the exercise price on the date of the grant being charged against income over the vesting period of the options.

In accordance with US GAAP, the cost of compensatory stock options is included within operating expenses in the income statement and recognised within shareholders’ funds in the balance sheet. Under UK GAAP, the cost of stock options is included within operating expenses. As the stock compensation expense under US GAAP was the same as that recorded under UK GAAP, there was no change in the charge for the period (half year ended 31 December 2003: reduction of £1 million) under US GAAP as compared to the charge recorded under UK GAAP.

Under UK GAAP, employer’s National Insurance is accrued over the vesting period of the share options. Under US GAAP, EITF 00-16 “Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation” requires the accrual for National Insurance to be recognised on the date of the event triggering the measurement and payment of tax to the tax authority (i.e. the exercise date of the share options). The additional US GAAP credit arising for the period was £1 million (half year ended 31 December 2003: charge of £2 million), as the National Insurance paid was less than that accrued during the period under UK GAAP.

The cumulative balance sheet effect in respect of all employee stock-

based compensation at 31 December 2004, amounts to a decrease in UK GAAP accruals of £26 million (30 June 2004: £31 million). The cumulative balance sheet effect comprises the movement out of liabilities and into shareholders’ funds of the accrual under UK GAAP for share options of £21 million (30 June 2004: £27 million), and a reduction in the accrual under UK GAAP for employer’s National Insurance of £5 million (30 June 2004: £4 million).

(3) Derivative accounting

Under UK GAAP, investments or financial derivative instruments accounted for as hedges are structured in order to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Receipts and payments on interest rate instruments are recognised on an accruals basis, over the life of the instrument. Gains and losses hedging forecast transactional cash flows are recognised in the hedged periods. Under UK GAAP, all derivative contracts have been accounted for on the basis that they are hedging applicable monetary items. Under UK GAAP, commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instruments. Monetary assets and liabilities denominated in foreign currencies at the period end are reported at the rates of exchange prevailing at the period end or, if hedged, at the appropriate hedged rate.

Under US GAAP, the Group has marked all derivative instruments to fair value. The fair value of derivative instruments is generally determined based on estimates using discounted present value techniques. Monetary assets and liabilities denominated in foreign currencies at period end are reported at the rates of exchange prevailing at the balance sheet date and financial derivative instruments are presented separately at their fair values.

As of 1 July 2003, the Group had sufficiently designated a number of interest rate swaps and cross-currency swaps as cash flow hedges of 100% of the Group’s exposure to US dollar interest rates on US dollar denominated bonds. As such, the effective portion of the gain or loss on the swaps designated and qualifying as cash flow hedging instruments is reported as a component of other comprehensive income (“OCI”), outside earnings, and is reclassified into earnings in the same periods during which the forecast transactions affect earnings (i.e. when the interest expense is incurred and/or gains or losses relating to the retranslation of US dollar denominated debt principal are recognised in the income statement). Any hedge ineffectiveness on the swaps is recognised directly in earnings. The ongoing effectiveness testing is performed using the dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in OCI related to that forecast transaction are recognised directly in earnings. Certain interest rate swap and swaption agreements which convert fixed interest rates to floating interest rates are not eligible for designation as hedges and movements in their values continue to be recorded directly in earnings.

As of 1 July 2003, the Group had sufficiently designated a number of forward foreign exchange agreements as cash flow hedges of approximately 80% of the Group’s exposure to US dollar payments on its long-term programming contracts with US movie licensors for a period of 18 months, thereafter nil. As such, the effective portion of the gain or loss on the forward foreign exchange agreements designated and qualifying as cash flow hedging instruments is reported as a component of OCI, outside earnings, and is reclassified into earnings in the same periods during which the forecast transactions affect earnings (i.e. when US dollar-denominated creditors are retranslated and related programming stock is amortised through the income statement). Any hedge ineffectiveness on the forward foreign exchange agreements is recognised directly in earnings. The ongoing effectiveness testing is performed using the dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in OCI related to that forecast transaction are recognised directly in earnings. Certain forward foreign exchange agreements have not been sufficiently designated as hedges and movements in their values continue to be recorded directly in earnings.

The estimated net amount of existing losses which are included in OCI at 31 December 2004 that are expected to be reclassified into earnings within the next six months is £10 million, net of tax.

During the half year ended 31 December 2004, the Group recognised a charge in the income statement of £2 million (half year ended 31 December 2003: £4 million) due to hedge ineffectiveness.

(4) Capitalised interest

Under UK GAAP, the capitalisation of interest is not required, and the Group expenses interest charges to the profit and loss account in the period in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of major capital assets are required to be capitalised and depreciated over the estimated useful life of the assets concerned.

Cumulative capitalised interest on assets under construction at 31 December 2004 amounted to £13 million (30 June 2004: £9 million). During the period, interest of £5 million (half year ended 31 December 2003: £2 million) was capitalised in respect of assets under construction, and depreciation of £1 million (half year ended 31 December 2003: £2 million) was charged in respect of capitalised interest on assets in use.

(5) Deferred taxation

Under UK GAAP, deferred tax is recognised in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses or from which the future reversal of underlying timing differences can be deducted.

Under US GAAP, deferred income taxes reflect the net tax effects of temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases). A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realised.

FRS 19 “Deferred tax” (“FRS 19”) is the current UK accounting standard on deferred taxes. While differences between FRS 19 and SFAS No. 109 exist, such differences have not had a material effect on the Group from a measurement perspective and hence the UK and US GAAP accounting treatments for deferred tax are closely aligned. As a result, the net deferred tax asset recognised under UK and US GAAP has primarily differed only in respect of deferred tax on UK to US GAAP adjustments.

Under UK GAAP, at 31 December 2004, there is a deferred tax asset of £121 million (30 June 2004: £151 million), which arose principally as a result of carried forward trading losses. Under both UK GAAP and US GAAP at 30 June 2004, there was also an Advance Corporation Tax balance of £53 million which was netted against the tax liability within creditors, as there was a legal right of offset under UK tax legislation. This was utilised during the period to reduce the Group’s cash tax payments.

The net deferred tax asset under US GAAP comprises the following:

	Deferred tax asset			Deferred tax asset
	31 December 2004			30 June 2004
	Gross	Valuation	Net	Gross	Valuation	Net
	asset	allowance(iv)	asset	asset	allowance(iv)	asset
	£m	£m	£m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
Accelerated capital allowances	31	(16)	15	34	(13)	21
Tax losses carried forward(i)	168	(76)	92	195	(77)	118
Fixed asset investments(ii)	475	(475)	—	472	(472)	—
Short-term timing differences(iii)	25	(6)	19	20	(6)	14

	699	(573)	126	721	(568)	153

(i)	At 31 December 2004, there is a valuation allowance of £64 million against a deferred tax asset in respect of trading losses in the Group’s German holding companies of KirchPayTV, on the basis that these timing differences are not more likely than not to reverse. There is also a valuation allowance of £12 million against a deferred tax asset arising from UK losses in the Group. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law. Under US GAAP, the subsequent recognition of tax benefits relating to the deferred tax asset of £12 million arising from UK losses in the Group will be allocated to reduce goodwill arising on previously acquired entities.

(ii)	At 31 December 2004, there is a valuation allowance of £450 million against a deferred tax asset in respect of potential capital losses related to the Group’s holding of KirchPayTV on the basis that these timing differences are not more likely than not to reverse. There is also a valuation allowance of £25 million against a deferred tax asset in respect of realised and unrealised capital losses in respect of football club and other investments which have not been recognised as a deferred tax asset, on the basis that they are not more likely than not to be utilised and thus reverse.

(iii)	During the period, a £7 million deferred tax asset has been recognised through other comprehensive income, relating to derivative financial instruments. In addition, at 31 December 2004, there is a valuation allowance of £6 million against a deferred tax asset arising on other timing differences, on the basis that these timing differences are not more likely than not to reverse.

(iv)	The period charge to the income statement in respect of these valuation allowances was £2 million (half year ended 31 December 2003: £1 million).

The US GAAP tax charge, which wholly relates to UK corporation tax on continuing operations, comprises:

	Half year ended 31 December
	2004	2003
	%	%
	(unaudited)	(unaudited)
UK corporation tax rate	30.0	30.0
Permanent differences	—	(0.3)
Loss (profits) on disposals of investments, net	1.2	(0.4)
Joint venture losses	0.4	2.2
Valuation allowance	0.6	(2.8)
(Credits) charges relating to prior periods	(2.0)	0.3
Other	(0.2)	—

US GAAP income tax charge	30.0	29.0

(6) Fixed asset investments

Under UK GAAP, a fixed asset investment in a publicly-traded entity, which is not equity accounted for or consolidated on a group basis, is recorded at cost, less any provision for permanent diminution in value. Amounts provided against these investments for permanent diminution in value are charged to the profit and loss account below operating profit, and any reversals in these provisions are written back to the profit and loss account.

Under US GAAP, the Group has accounted for these investments as “available for sale” securities and has therefore marked such investments to market, with any movements in the carrying values net of tax being recorded in other comprehensive income until realised. Market value is determined by reference to quoted market prices irrespective of the size of the Group’s interest. Provisions for other than temporary impairments are charged to operating income and the restoration of a previously recognised impairment loss is prohibited. Any premium to market value of investments acquired is charged to the income statement.

Under US GAAP, the Group has accounted for investments that do not have a readily determinable fair value under the cost method of accounting. When factors indicate that a decrease in value of the investment has occurred which is other than temporary, a charge to operating income is recorded.

The reconciling items between UK GAAP and US GAAP within operating income and net income, for fixed asset investments are summarised as follows:

	Convenience	Half year ended
	translation	31 December
	2004	2004	2003
	$m	£m	£m
	(unaudited)	(unaudited)	(unaudited)
Loss on disposal of investments in joint ventures (i)	(27)	(14)	—
Write-down of football club investments (ii)	—	—	(9)
Profit on disposal of football club investments (iii)	—	—	38

Adjustment to operating income	(27)	(14)	29

Reversal of differences relating only to reclassifications within operating income (i) (ii) (iii)	44	23	(26)

Adjustment to net income	17	9	3

(i)	On 1 November 2004, the Group sold its 49.5% investment in GSB, realising a loss on disposal under UK GAAP of £23 million. This included the write back of £32 million of goodwill which had previously been written off to reserves. This was recorded as an exceptional item below operating profit. Under US GAAP, the carrying value of the goodwill at the time of disposal was £23 million, realising a loss on disposal of £14 million, which was classified within operating income.

(ii)	During the prior period, a £9 million provision was taken against football club investments under UK GAAP as an exceptional item below operating profit. This provision was made due to the continued decline over the previous months in the market value of these investments, leading the Group to believe that a permanent diminution in value had occurred. Under US GAAP, this was considered an other than temporary diminution in value and was reclassified within operating income.

(iii)	In fiscal 2003, under UK GAAP, the provision against football club investments was reduced by £3 million, following the agreement to sell the Group’s minority interest in Chelsea Village plc in July 2003. Under US GAAP, the reversal of a previously recognised impairment loss is not permitted. Therefore, under US GAAP, this amount was recognised as profit on disposal in the prior period.

During the prior period, under UK GAAP the provision against football club investments was reduced by £33 million, following the disposal of the Group’s minority interest in Manchester United plc in October 2003. The reduction in the provision under UK GAAP was recorded as an exceptional item below operating profit. Under US GAAP, this amount was recognised as profit on disposal, and was reclassified within operating income.

On the Group’s disposal of its investment in Manchester United plc, a profit on disposal of £2 million was also realised under UK GAAP. This was also recorded as an exceptional item below operating profit under UK GAAP; under US GAAP, this was reclassified within operating income.

The US GAAP reconciling adjustments to fixed asset investments, within assets and shareholders’ funds, are summarised as follows:

	Convenience	As at	As at
	translation	31 December	30 June
	2004	2004	2004
	$m	£m	£m
	(unaudited)	(unaudited)	(audited)
Mark-to-market of football club investments	(2)	(1)	(1)

(7) Installation, set-top boxes and related equipment revenues and costs

Under UK GAAP, installation, set-top boxes (including Sky+ set-top boxes) and related equipment revenues and costs are recognised once the installation is complete.

Under US GAAP, prior to 1 July 2003, these revenues were recognised over the period that a customer was expected to subscribe to the related service. Under US GAAP, where installation or set-top boxes and related equipment costs for a particular product exceeded revenues, the excess costs were charged in the income statement immediately upon installation. All other costs directly attributable to the income deferred were recognised over the same period as the revenues under US GAAP.

Under US GAAP, following the adoption of EITF 00-21 from 1 July 2003, the accounting for installation, set-top boxes and related equipment revenues has changed. The sale of an installed set-top box and

DTH subscription constitutes an arrangement with multiple deliverables, and the installed set-top box and DTH subscription meet the criteria specified in EITF 00-21 to be treated as separate units of accounting.

Revenue attributable to each unit is recognised once delivery has been completed or the service has been delivered, based on the fair value of that unit relative to the total consideration received under the arrangement. Following the guidance in EITF 00-21, it has been determined that the amount allocated to each unit is equal to the fees received from the customer for each unit. As a result, the Group no longer defers and amortises installation, set-top boxes and related equipment revenues. The US GAAP accounting treatment is therefore now consistent with UK GAAP.

The Group adopted EITF 00-21 by means of a cumulative effect adjustment in the prior period. As a result, at 1 July 2003, the date of adopting EITF 00-21, a net gain of £1 million (net of tax) was recorded as a cumulative change in accounting principle in the income statement.

(8) Per share data

The equivalent earnings per ADS outstanding is as follows:

Convenience
	translation	Half year ended 31 December
	2004	2004	2003
	$	£	£
	(unaudited)	(unaudited)	(unaudited)
Basic earnings per ADS under US GAAP (before cumulative effect of accounting change)*	91.5c	47.8p	38.2p
Basic earnings per ADS under US GAAP (after cumulative effect of accounting change)*	91.5c	47.8p	38.4p
Diluted earnings per ADS under US GAAP (before cumulative effect of accounting change)*	91.4c	47.7p	38.1p
Diluted earnings per ADS under US GAAP (after cumulative effect of accounting change)*	91.4c	47.7p	38.3p

*	Accounting change referred to is the cumulative effect on prior years (to 30 June 2003) of the adoption of EITF 00-21.

Earnings per ADS is not exactly four times earnings per share due to rounding differences.

The number of anti-dilutive shares at 31 December 2004 was 52,484,818 shares (at 31 December 2003: 44,279,792), comprising share options granted to employees.

(9) Dividends

Under UK GAAP, dividends are recorded in the period in respect of which they are declared or proposed by the Directors. Under US GAAP, dividends are recorded in the period in which the dividend is declared. In February 2005, the Directors resolved to pay an interim dividend of £77 million (4.0 pence per share) relating to the period ended 31 December 2004 (30 June 2004: final dividend of £63 million (3.25 pence per share)). This dividend has been recognised as a liability under UK GAAP at 31 December 2004, but not under US GAAP.

(10) Consolidated Statements of Financial Performance

Turnover

Under UK GAAP, amounts receivable from the disposal of programming rights not acquired for use by the Group of £5 million (half year ended 31 December 2003: £8 million), amounts receivable in respect of provision to third party broadcasters of spare transponder capacity of £14 million (half year ended 31 December 2003: £13 million) and amounts received from the sale of advertising space in the Sky Magazine of £7 million (half year ended 31 December 2003: £7 million) are classified within “operating expenses, net”. Under US GAAP, these amounts are classified within “turnover”.

Under UK GAAP, betting costs from internet casino betting are offset against betting revenues within “turnover”. Costs of £106 million (2003: £86 million) from all other betting activities are shown within “operating expenses, net”. Under US GAAP, all betting costs are offset against betting revenues within “turnover”.

Exceptional items within non-operating profit

Under UK GAAP, profits or losses on disposals of operations, and provisions and releases of provisions against fixed asset investments are recognised below operating profit under the requirements of FRS 3. Under US GAAP, such items would be presented as components of discontinued operations, if certain criteria were met, or within operating income.

Share of results of joint ventures and associates

Under UK GAAP, the share of joint ventures’ and associates’ operating results excludes the share of joint ventures’ and associates’ interest and the share of joint ventures’ and associates’ tax. These amounts are included within “interest payable and similar charges” or “interest receivable and similar income”, and “tax charge” respectively. Under US GAAP, all of these amounts are included within “equity in earnings (losses) of affiliates”.

(11) Consolidated Balance Sheets

Under UK GAAP, long-term debtors (including prepaid programme rights and transponder rentals) are classified as “debtors falling due after more than one year” within current assets. Under US GAAP, long-term debtors are classified within other non-current assets.

Under UK GAAP, deferred tax assets are classified within “debtors falling due within one year” or “debtors falling due after more than one year”. Under US GAAP, deferred tax assets are classified within “other current assets” or “other non-current assets”.

Under UK GAAP, fixed asset investments (except investments in own shares) are classified under the heading “investments” within fixed assets. Under US GAAP, fixed asset investments are classified within “other non-current assets”, when the investments are not expected to be sold within one year, and within “other current assets” when the investments are expected to be sold within one year.

Under UK GAAP, investments in joint ventures and associates are classified under the heading “investments” within fixed assets. Under US GAAP, investments in joint ventures and associates are classified as “investments in equity affiliates”.

Under UK GAAP, a merger reserve is included as part of capital and reserves. The merger reserve was created in accordance with the merger relief provisions under section 131 of the United Kingdom Companies Act 1985 relating to accounting for acquisitions involving the issue of shares at a premium. Merger relief provides relief from the requirement to create a share premium account in a parent company’s balance sheet. In preparing group consolidated financial statements, the amount by which the fair value of the shares issued exceeds their nominal value is recorded within a merger reserve on consolidation, rather than in a share premium account.

Merger relief is available when three conditions have been satisfied:

1.	When a company secures at least 90 per cent of the nominal value of each class of the equity share capital of another company, as a result of an arrangement.

2.	The arrangement provides for the allotment of equity shares by the acquirer.

3.	Consideration for the shares is either the issue or transfer of shares to the acquirer of equity shares in the acquired company, or the cancellation of those equity shares in the acquired company which the acquirer does not already hold.

The merger reserve was created as a result of the acquisition by the Group of interests in two entities:

1.	SIG

The acquisition of 100% of SIG on 12 July 2000, where consideration was paid by the issue of equity shares in the Group.

2.	BiB

Consideration was paid in BSkyB shares on 28 June 2001 and on 11 November 2002; this consideration related to the acquisition by the Group of the 19.9% of BiB it did not previously own from British Telecommunications plc (the Group previously held 80.1% of BiB).

Under UK GAAP, the amount recorded in the merger reserve can be transferred to the profit and loss reserve in line with the amortisation of the associated goodwill. Accordingly, the £36 million that was transferred from the merger reserve to the profit and loss reserve in the period (half year ended 31 December 2003: £37 million) equals the aggregate amortisation charge in that period relating to SIG goodwill and the goodwill recognised on the acquisition of the remaining 19.9% stake in BiB.

Under US GAAP, the amount by which the fair value of the BSkyB shares issued on acquisition of SIG and the remaining 19.9% of BiB exceeded their nominal value is recorded within additional-paid-in-capital.

Under UK GAAP, a special reserve is included as part of capital and reserves. The special reserve was created following the approval from the High Court on 10 December 2003 to reduce the Company’s share premium account by £1,120 million. This amount was equal to the Company-only profit and loss account reserve deficit at 30 June 2003.

As part of the application, the Company’s balance sheet at 30 September 2003 was required to be presented. At that date, the deficit on the Company-only profit and loss account reserve had reduced by £14 million, to £1,106 million.

As a condition of the reduction, the reduction in the share premium account of £1,120 million was permitted to be offset against the profit and loss account reserve by the amount of the deficit at 30 September 2003. The excess of £14 million was credited to a special reserve, and, under the terms of the reduction, will remain undistributable until all the creditors of the Company and its guarantors (as at 10 December 2003) are paid.

Under US GAAP, the balance held in the special reserve is recorded within additional-paid-in-capital.

Under UK GAAP, a capital redemption reserve is included as part of capital and reserves. On 12 November 2004, the Company’s shareholders approved a resolution at the Annual General Meeting for the Company to purchase up to 97 million BSkyB Ordinary Shares. These shares are cancelled upon repurchase by the Company.

Under UK company law, where the shares of a company are purchased wholly out of that company’s retained profits, the amount by which the company’s issued share capital is reduced on cancellation of the shares repurchased is credited to a capital redemption reserve.

Under US GAAP, the balance held in the capital redemption reserve is recorded within additional-paid-in-capital.

(12) Consolidated Cash Flow Statements

The Consolidated Cash Flow Statements prepared under UK GAAP in accordance with FRS 1 “Cash flow statements (revised 1996)”, present substantially the same information as is required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Cash flow under UK GAAP represents increases or decreases in “cash”, which comprises cash in hand and deposits repayable on demand and overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which includes short-term, highly liquid investments with original maturities of less than three months, and excludes overdrafts. However, not all short-term, highly liquid investments which qualify as cash-equivalents are required to be treated as such, and the Group has elected to treat all short-term deposits and commercial paper investments as current asset investments.

Under UK GAAP, cash flows are presented separately for operating activities, dividends received from joint ventures, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under US GAAP, only three categories of cash flow activity are reported, being cash flows relating to operating activities, investing activities and financing activities. Cash flows from dividends received from joint ventures, taxation and returns on investments and servicing of finance are included as operating activities under US GAAP. Equity dividends paid are included as financing activities under US GAAP. Management of liquid resources, which represents movements in short-term deposits and commercial paper, is included as operating activities under US GAAP.

A reconciliation between the consolidated statements of cash flows presented in accordance with UK and US GAAP is presented below:

	Convenience	Half year ended
	translation	31 December
	2004	2004	2003*
	$m	£m	£m
	(unaudited)	(unaudited)	(unaudited)
Operating activities
Net cash inflow from operating activities under UK GAAP	780	407	401
Dividends received from joint ventures	13	7	3
Interest received and similar income	33	17	3
Interest paid and similar charges	(94)	(49)	(51)
UK corporation tax paid	(48)	(25)	(21)
Consortium relief paid	(6)	(3)	(3)
Management of liquid resources	151	79	(175)

Net cash provided by operating activities under US GAAP	829	433	157

Investing activities
Net cash (outflow) inflow from capital expenditure and financial investment under UK GAAP	(236)	(123)	3
Funding to joint ventures and associates	(8)	(4)	(2)
Repayments of funding from joint ventures and associates	11	6	3
Receipts from sale of investments in joint ventures	27	14	—

Net cash (used in) provided by investing activities under US GAAP	(206)	(107)	4

Financing activities
Net cash outflow from financing under UK GAAP	(241)	(126)	(65)
Equity dividends paid	(121)	(63)	—

Net cash used in financing activities under US GAAP	(362)	(189)	(65)

Net increase in cash and cash equivalents under US GAAP	261	137	96
Cash and cash equivalents under US GAAP at the beginning of the period	261	136	47

Cash and cash equivalents under US GAAP at the end of the period	522	273	143

*	In the prior period, short-term deposits were treated as cash and cash equivalents under US GAAP, and movements in these deposits were therefore excluded from the statement of cash flows. During the second half of fiscal 2004, the Group adopted a policy of treating all short-term deposits as current asset investments under US GAAP, rather than as cash and cash equivalents. This policy was adopted to reflect better the nature of these cash flows as an operating activity given the increased role that these investments now play in our liquidity management. The statement of cash flows for the prior period has therefore been restated in line with this revised policy. The effect on the prior period has been to decrease net cash provided by operating activities under US GAAP by £175 million, with a corresponding reduction in cash and cash equivalents under US GAAP at the end of the period.

(ii) Additional US GAAP disclosures

(a) Stock-based compensation

The Group accounts for stock-based compensation under the expense recognition provisions of APB No. 25 and provides disclosures of pro-forma stock compensation expense in accordance with SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Included in the income statement for all the share option schemes under APB No. 25 was a credit of £1 million, net of tax (half year ended 31 December 2003: charge of £11 million). The net difference between the UK GAAP charge and the APB No. 25 charge in the period was an additional US GAAP credit of £1 million, net of tax (half year ended 31 December 2003: charge of £3 million). Had compensation expense for share options granted under these schemes been determined based on fair value at the grant dates consistent with the method required in accordance with SFAS No. 123, the Group’s net income and earnings per share for the half year ended 31 December 2004 and 2003 would have been reduced to the pro-forma amounts shown below:

	Convenience	Half year ended
	translation	31 December
	2004	2004	2003
	$m	£m	£m
	(unaudited)	(unaudited)	(unaudited)
Net income under US GAAP:
As reported	442	231	186
(Deduct) add: APB No. 25 stock-based employee compensation (credit) expense included in reported net income, net of related tax effects	(2)	(1)	11
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(17)	(9)	(28)

Pro-Forma	423	221	169

Earnings per share under US GAAP:
Basic — as reported(i)	22.9c	11.9p	9.6p
Basic — pro-forma(i)	21.7c	11.3p	8.7p
Diluted — as reported(i)	22.8c	11.9p	9.6p
Diluted — pro-forma(i)	21.7c	11.3p	8.7p

(i)	Net earnings per share for the half year ended 31 December 2003 are disclosed after cumulative effect on prior years (to 30 June 2003) of adoption of EITF 00-21.

The movement in stock-based awards outstanding during the eighteen month period ended 31 December 2004 is summarised in the following table:

	Number of shares	Weighted average
	under option	exercise price
Outstanding at 30 June 2003	53,603,384	£7.26
Granted in the period to 31 December 2003	12,378,372	£4.70
Forfeited in the period to 31 December 2003	(1,657,573)	£7.98
Exercised in the period to 31 December 2003	(6,139,558)	£7.88

Outstanding at 31 December 2003	58,184,625	£6.63
Granted in the period to 30 June 2004	101,498	£0.11
Forfeited in the period to 30 June 2004	(5,425,659)	£7.28
Expired in the period to 30 June 2004	(104,319)	£4.34
Exercised in the period to 30 June 2004	(1,790,469)	£5.84

Outstanding at 30 June 2004	50,965,676	£6.58
Granted in the period to 31 December 2004	19,623,610	£3.57
Forfeited in the period to 31 December 2004	(5,082,439)	£6.64
Expired in the period to 31 December 2004	(37,772)	£5.80
Exercised in the period to 31 December 2004	(967,954)	£6.50

Outstanding at 31 December 2004	64,501,121	£5.66

The awards outstanding can be summarised as follows:

	Number of	Number of
	Ordinary Shares	Ordinary Shares
Scheme	31 December 2004	31 December 2003
Executive Share Option Scheme options(i)	49,209,155	46,383,707
Sharesave Scheme options(ii)	6,196,747	4,246,033
LTIP awards(iii)	5,502,308	4,993,935
KCP awards(iv)	3,150,911	1,753,950
EBP awards(v)	442,000	807,000

	64,501,121	58,184,625

(i)	Included within the total Executive Share Option Scheme options outstanding at 31 December 2004, are 46,679,838 options (at 31 December 2003: 42,201,519) which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group, 18,604 options (at 31 December 2003: 398,475) that vest only if performance conditions are met and provided that the employee remains in employment with the Group, and 2,510,713 options (at 31 December 2003: 3,783,713) to which no performance criteria are attached, other than the requirement that the employee remains in employment with the Group.

(ii)	All Sharesave Scheme options outstanding at 31 December 2004 and 31 December 2003 have no performance criteria attached, other than the requirement that the employee remains in employment with the Group.

(iii)	Included within the total LTIP awards outstanding at 31 December 2004, are 1,402,308 options (at 31 December 2003: 3,353,935) which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group, and 4,100,000 options (at 31 December 2003: 1,640,000) that vest only if performance conditions are met and provided that the employee remains in employment with the Group.

(iv)	Included within the total KCP awards outstanding at 31 December 2004, are 34,485 options (at 31 December 2003: 436,950) which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group, and 3,116,426 options (at 31 December 2003: 1,317,000) that vest only if performance conditions are met and provided that the employee remains in employment with the Group.

(v)	All EBP awards outstanding at 31 December 2004 and 31 December 2003 vest only if performance conditions are met and provided that the employee remains in employment with the Group.

The weighted average fair value of options granted in the period was estimated at approximately £2.33 (half year ended 31 December 2003: £4.45) as of the date of grant using stock option pricing models, based on the following weighted average assumptions: annual dividend of 1% (half year ended 31 December 2003: nil); annual standard deviation (volatility) of 40% (half year ended 31 December 2003: 45%); risk free interest rate of 4.82% (half year ended 31 December 2003: 4.39%); and expected term of 3.5 years (half year ended 31 December 2003: 5.3 years). Options with performance conditions based on a comparison of the Company’s relative total shareholder return performance with that of other comparator companies were valued using a Monte-Carlo simulation model; all other options were valued using the Black-Scholes option pricing model.

Additionally, the weighted average exercise price and fair value for awards and options granted in the period with an exercise price below the market price at grant date were estimated at £1.59 and £3.06 (half year ended 31 December 2003: £1.31 and £6.04) respectively. For options granted in the period with an exercise price equal to market price at grant date, the weighted average exercise price and fair value at grant date were estimated at £5.03 and £1.78 (half year ended 31 December 2003: £6.62 and £2.78) respectively.

The exercise prices for options outstanding at 31 December 2004 ranged from nil to £13.97 (at 31 December 2003: nil to £13.97).

The following table summarises information about stock options outstanding at 31 December 2004:

	Awards outstanding			Awards currently exercisable
		Weighted	Weighted		Weighted
		average	average		average
Range of exercise		remaining	exercise		exercise
prices	Number	contractual life	price	Number	price
£0.00-£1.00	7,492,550	9.2 years	£0.00	66,370	£0.02
£3.00-£4.00	3,517,541	4.1 years	£3.86	8,298	£3.62
£4.00-£5.00	1,463,577	2.4 years	£4.74	4,589	£4.35
£5.00-£6.00	23,892,373	7.7 years	£5.16	5,470,992	£5.17
£6.00-£7.00	11,619,592	6.4 years	£6.52	3,364,613	£6.39
£7.00-£8.00	8,778,409	6.9 years	£7.86	6,707,549	£7.85
£8.00-£9.00	313,966	6.6 years	£8.31	307,299	£8.30
£9.00-£10.00	6,981,884	5.9 years	£9.87	6,907,981	£9.87
£10.00-£11.00	81,376	5.8 years	£10.69	66,493	£10.68
£11.00-£12.00	167,504	5.6 years	£11.40	167,504	£11.40
£12.00-£13.00	150,832	5.5 years	£12.80	150,832	£12.80
£13.00-£14.00	41,517	5.3 years	£13.97	41,517	£13.97

	64,501,121	7.0 years	£5.66	23,264,037	£7.67

(b) Statement of comprehensive income

	Convenience	Half year ended
	translation	31 December
	2004	2004	2003
	$m	£m	£m
	(unaudited)	(unaudited)	(unaudited)
Net income in accordance with US GAAP	442	231	186
Other comprehensive income, net of tax:
Unrealised loss on certain fixed asset investments
— Unrealised holding gains arising during the period	—	—	27
— Less: reclassification adjustment for gains included in net income(i)	—	—	(36)
Unrealised loss on derivative financial instruments
— Unrealised losses arising during the period	(107)	(56)	(69)
— Less: reclassification adjustment for losses included in net income	77	40	49

Net comprehensive income in accordance with US GAAP	412	215	157

(i)	The reclassification adjustment for gains on certain fixed asset investments included in net income for the period includes a realised gain of nil (half year ended 31 December 2003: £38 million gain), and realised losses of nil (half year ended 31 December 2003: £2 million loss).

In the period, the tax impact on net comprehensive income of the above reconciling items was £7 million (half year ended 31 December 2003: £9 million), relating to the loss on derivative financial instruments.

At 31 December 2004, the cumulative effect of the above items on US GAAP shareholders’ funds was a net loss of £1 million for fixed asset investments (30 June 2004: net loss of £1 million), and a net loss of £39 million for derivative financial instruments (30 June 2004: net loss of £24 million).

(c) Guarantees

The Company and certain of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s subsidiaries, to meet their liabilities as they fall due. The liabilities of these subsidiaries are already included in the Group’s consolidated accounts. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the subsidiary entity. A payment under these undertakings would be required in the event of a subsidiary being unable to pay its liabilities. The maximum potential amount of future payments which would be made by the Company to its wholly-owned subsidiaries under these undertakings cannot be determined as the net liability position of the subsidiaries up to at least one year into the future is not known.

Two of the Company’s subsidiary undertakings, British Sky Broadcasting Limited and Sky Subscribers Services Limited, have given joint and several guarantees in relation to the Company’s £1,000 million RCF and the US$650 million, US$600 million, US$300 million and £100 million Guaranteed Notes. Additionally, the £1,000 million RCF has been guaranteed by BSkyB Investments Limited from 4 March 2005.

The Company and certain of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s investments in both limited and unlimited companies and partnerships, to meet their liabilities as they fall due. Several of these undertakings contain maximum financial limits. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the related entity. A payment under these undertakings would be required in the event of an investment being unable to pay its liabilities. The Company has provided parental company guarantees of £3 million to creditors of Sky Interactive (30 June 2004: £3 million). The letters of credit of £5 million that British Sky Broadcasting Limited provided to Sky Interactive Limited in respect of SkyBuy matured during the period and were not replaced.

The Company and certain of its subsidiaries have agreed to provide additional funding to several of its investments in limited and unlimited companies and partnerships in accordance with funding agreements. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the Company and certain of its subsidiaries to its investments, to both limited and unlimited companies and partnerships under the undertakings and additional funding agreements, is £6 million (30 June 2004: £9 million).

(d) Adoption of new standards

SFAS No. 151 “Inventory Costs — an amendment of FASB Statements No. 66 and 67”

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151 “Inventory Costs — an amendment of FASB Statements No. 66 and 67” (“SFAS No. 151”). This standard clarifies the treatment of abnormal amounts of inventory costs and the allocation of fixed production overheads. SFAS No. 151 is effective for financial statements with fiscal years beginning after 15 June 2005. The adoption of this standard is not expected to have a material impact on the Group results of operations or its financial position.

SFAS No. 153 “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29”

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS No. 153”). This standard eliminates the exception not to measure transactions based on the fair value of the assets exchanged, for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is effective for financial statements with fiscal years beginning after 15 June 2005. The adoption of this standard is not expected to have a material impact on the Group results of operations or its financial position.

SFAS No. 123 (revised 2004) “Share-Based Payment”

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” (“SFAS No. 123R”). This standard requires that the cost resulting from all share-based transactions with employees is recognised in the financial statements, based on the fair value of the awards, measured at the date of grant. This cost is recognised over the period during which the employee is required to provide service in exchange for the award. SFAS No. 123R is effective for financial statements with fiscal years beginning after 15 June 2005. The Group is in the process of evaluating the requirements of this standard. The Group currently accounts for share-based payments under the intrinsic value method of APB No. 25; SFAS No. 123R will require the Group to adopt the fair value method for all outstanding share awards starting from 1 July 2005.

ITEM 6: SUPPLEMENTAL GUARANTOR INFORMATION

From time to time the Company may issue debt securities which are guaranteed, on a full and unconditional basis, by certain of the Company’s subsidiaries. Currently, two of the Company’s subsidiaries, British Sky Broadcasting Limited and Sky Subscribers Services Limited, are guarantors of the Company’s debt securities. In October 1996 we issued US$300 million of 7.300% Guaranteed Notes repayable in October 2006, and in February 1999 US$600 million of 6.875% Guaranteed Notes repayable in February 2009. In July 1999 the Company issued US$650 million and £100 million of bonds repayable in July 2009 at rates of 8.200% and 7.750% respectively.

Supplemental condensed consolidating financial information for the guarantors is presented below prepared in accordance with the Group’s accounting policies applied in the half year ended 31 December 2004, except to the extent that investments in subsidiaries have been accounted for by the equity method and push down accounting has been applied for subsidiaries as required by the Securities and Exchange Commission. The Group’s accounting policies are in accordance with UK GAAP. This supplemental financial information should be read in conjunction with the Interim Consolidated Financial Statements in Item 4 “Interim Financial Statements (UK GAAP)”.

Supplemental condensed consolidating balance sheet
As at 31 December 2004 (2)
(£ millions)

	(3)
	British Sky	(1)(3)	Non-		BSkyB
	Broadcasting	Guarantor	Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Fixed assets
Intangible assets	—	—	360	—	360
Tangible assets	24	398	19	10	451
Investments
— Joint ventures and associates	—	—	25	—	25
— Other fixed asset investments	2	24	—	(24)	2
— Investments in subsidiary undertakings under the equity method	1,355	245	—	(1,600)	—

	1,381	667	404	(1,614)	838

Current assets
Stocks	—	574	53	—	627
Debtors: Amounts due within one year
— Intragroup debtors	837	1,004	1,532	(3,373)	—
— Third party debtors	32	319	33	—	384
Debtors: Amounts due after one year
— Third party debtors	58	35	19	—	112
Cash and liquid resources	105	584	18	—	707

	1,032	2,516	1,655	(3,373)	1,830

Creditors
Amounts falling due within one year
— Intragroup creditors	(1,153)	(1,305)	(1,053)	3,511	—
— Third party creditors	(108)	(1,278)	(95)	—	(1,481)

	(1,261)	(2,583)	(1,148)	3,511	(1,481)

Net current (liabilities) assets	(229)	(67)	507	138	349

Total assets less current liabilities	1,152	600	911	(1,476)	1,187

Creditors
Amounts falling due after one year
— Intragroup borrowings	—	(243)	(47)	290	—
— Third party borrowings	(1,069)	(7)	—	—	(1,076)
— Other	—	(27)	—	—	(27)

	(1,069)	(277)	(47)	290	(1,103)

Provisions for liabilities and charges	—	—	(1)	—	(1)

	83	323	863	(1,186)	83

Capital and reserves — equity
Called-up share capital	960	10	581	(591)	960
Share premium	1,437	243	2,249	(2,492)	1,437
Profit and loss account	(2,502)	70	(3,274)	3,204	(2,502)
Application of push down accounting	—	—	392	(392)	—
Capital redemption reserve	11	—	—	—	11
ESOP reserve	(23)	—	—	—	(23)
Other reserves	200	—	915	(915)	200

TOTAL CAPITAL AND RESERVES	83	323	863	(1,186)	83

Reconciliation to US GAAP:
Capital and reserves under UK GAAP	83	323	863	(1,186)	83
Adjustments:
Goodwill	673	—	673	(673)	673
Employee stock-based compensation	26	26	—	(26)	26
Derivative accounting	(35)	(41)	—	41	(35)
Capitalised interest	13	13	—	(13)	13
Deferred taxation	5	7	—	(7)	5
Fixed asset investments	(1)	—	—	—	(1)
Dividends	77	—	—	—	77

Capital and reserves under US GAAP	841	328	1,536	(1,864)	841

See notes to supplemental guarantor information.

Supplemental condensed consolidating balance sheet
As at 30 June 2004 (2)
(£ millions)

	(3)
	British Sky	(1)(3)	Non-		BSkyB
	Broadcasting	Guarantor	Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Fixed assets
Intangible assets	—	—	417	—	417
Tangible assets	10	347	19	—	376
Investments
— Joint ventures and associates	—	—	33	—	33
— Other fixed asset investments	1	31	—	(30)	2
— Investments in subsidiary undertakings under the equity method	1,360	225	—	(1,585)	—

	1,371	603	469	(1,615)	828

Current assets
Stocks	—	323	52	—	375
Debtors: Amounts due within one year
— Intragroup debtors	887	973	1,472	(3,332)	—
— Third party debtors	32	294	44	—	370
Debtors: Amounts due after one year
— Third party debtors	73	44	27	—	144
Cash and liquid resources	46	588	13	—	647

	1,038	2,222	1,608	(3,332)	1,536

Creditors
Amounts falling due within one year
— Intragroup creditors	(1,152)	(1,283)	(1,042)	3,477	—
— Third party creditors	(98)	(978)	(94)	—	(1,170)

	(1,250)	(2,261)	(1,136)	3,477	(1,170)

Net current (liabilities) assets	(212)	(39)	472	145	366

Total assets less current liabilities	1,159	564	941	(1,470)	1,194

Creditors
Amounts falling due after one year
— Intragroup borrowings	—	(240)	(49)	289	—
— Third party borrowings	(1,069)	(7)	—	—	(1,076)
— Other	—	(28)	—	—	(28)

	(1,069)	(275)	(49)	289	(1,104)

	90	289	892	(1,181)	90

Capital and reserves — equity
Called-up share capital	971	10	576	(586)	971
Share premium	1,437	243	2,249	(2,492)	1,437
Profit and loss account	(2,524)	36	(3,259)	3,223	(2,524)
Application of push down accounting	—	—	416	(416)	—
ESOP reserve	(30)	—	—	—	(30)
Other reserves	236	—	910	(910)	236

TOTAL CAPITAL AND RESERVES	90	289	892	(1,181)	90

Reconciliation to US GAAP:
Capital and reserves under UK GAAP	90	289	892	(1,181)	90
Adjustments:
Goodwill	639	—	639	(639)	639
Employee stock-based compensation	31	31	—	(31)	31
Derivative accounting	(21)	(40)	—	40	(21)
Capitalised interest	9	9	—	(9)	9
Deferred taxation	2	8	—	(8)	2
Fixed asset investments	(1)	—	—	—	(1)
Dividends	63	—	—	—	63

Capital and reserves under US GAAP	812	297	1,531	(1,828)	812

See notes to supplemental guarantor information.

Supplemental condensed consolidating statement of operations
For the half year ended 31 December 2004 (2)
(£ millions)

	(3)
	British Sky	(1)(3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Turnover	53	1,905	395	(408)	1,945
Operating expenses, net	—	(1,628)	(428)	408	(1,648)

Operating profit (loss)	53	277	(33)	—	297
Share of joint ventures’ and associates’ operating results	—	—	8	—	8
Share of (losses) profits of subsidiary undertakings	(49)	19	—	30	—
Loss on disposal of investments in joint ventures	—	—	(23)	—	(23)

Profit (loss) on ordinary activities before interest and taxation	4	296	(48)	30	282
Interest receivable and similar income	213	19	2	(219)	15
Interest payable and similar charges
— on external financing	(47)	—	—	—	(47)
— intragroup interest	—	(26)	(7)	33	—

Profit (loss) on ordinary activities before taxation	170	289	(53)	(156)	250

Taxation	(16)	(70)	(10)	—	(96)

Profit (loss) on ordinary activities after taxation	154	219	(63)	(156)	154

Equity dividends	(77)	(185)	—	185	(77)

Retained profit (loss) for the period	77	34	(63)	29	77

Reconciliation to US GAAP:
Net profit (loss) under UK GAAP	154	219	(63)	(156)	154
Adjustments:
Goodwill	57	—	57	(57)	57
Employee stock-based compensation	1	1	—	(1)	1
Derivative accounting	8	5	—	(5)	8
Capitalised interest	4	4	—	(4)	4
Deferred taxation	(2)	(3)	—	3	(2)
Fixed asset investments	9	—	9	(9)	9

Net income under US GAAP	231	226	3	(229)	231

See notes to supplemental guarantor information.

Supplemental condensed consolidating statement of operations
For the half year ended 31 December 2003 (2)
(£ millions)

	(3)
	British Sky	(1) (3)			BSkyB
	Broadcasting	Guarantor	Non-Guarantor	Consolidation	Group and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Turnover	16	1,758	356	(364)	1,766
Operating expenses, net	—	(1,497)	(408)	364	(1,541)

Operating profit (loss)	16	261	(52)	—	225
Share of joint ventures’ and associates’ operating results	—	—	(5)	—	(5)
Share of retained profits (losses) of subsidiary undertakings	35	(9)	—	(26)	—
Profit on disposal of fixed asset investments	2	—	—	—	2
Amounts written back to fixed asset investments, net	24	—	—	—	24

Profit (loss) on ordinary activities before interest and taxation	77	252	(57)	(26)	246
Interest receivable and similar income	103	8	3	(111)	3
Interest payable and similar charges
— on external financing	(45)	—	—	—	(45)
— intragroup interest	—	(24)	(5)	29	—

Profit (loss) on ordinary activities before taxation	135	236	(59)	(108)	204

Taxation	(5)	(58)	(11)	—	(74)

Profit (loss) on ordinary activities after taxation	130	178	(70)	(108)	130

Equity dividends	(53)	(73)	(6)	79	(53)

Retained profit (loss) for the period	77	105	(76)	(29)	77

Reconciliation to US GAAP:
Net profit (loss) under UK GAAP	130	178	(70)	(108)	130
Adjustments:
Goodwill	58	—	58	(58)	58
Employee stock-based compensation	(1)	(1)	—	1	(1)
Derivative accounting	(3)	5	—	(5)	(3)
Deferred taxation	(2)	(4)	(1)	5	(2)
Fixed asset investments	3	—	—	—	3
Net income (loss) before cumulative effect of a change in accounting principle	185	178	(13)	(165)	185
Cumulative effect on prior years (to 30 June 2003) of implementation of EITF 00-21	1	—	1	(1)	1

Net income (loss) under US GAAP	186	178	(12)	(166)	186

See notes to supplemental guarantor information.

Supplemental condensed consolidating statements of cash flow
For the half year ended 31 December 2004 (2)
(£ millions)

	British Sky	(1)	Non-		BSkyB Group
	Broadcasting	Guarantor	Guarantor	Consolidation	and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Operating activities
Operating profit (loss)	53	277	(33)	—	297
Depreciation	—	44	4	—	48
Amortisation of goodwill and other intangible assets	—	—	57	—	57
(Increase) decrease in working capital	—	(4)	11	—	7
Foreign exchange movement	—	(2)	—	—	(2)

Net cash inflow from operating activities	53	315	39	—	407

Dividends received from joint ventures	—	—	7	—	7

Returns on investments and servicing of finance
Interest paid and similar charges	(49)	—	—	—	(49)
Interest received and similar income	2	15	—	—	17

Net cash (outflow) inflow from returns on investments and servicing of finance	(47)	15	—	—	(32)

Taxation
UK corporation tax paid	—	(25)	—	—	(25)
Consortium relief paid	—	(3)	—	—	(3)

Net cash outflow from taxation	—	(28)	—	—	(28)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(14)	(98)	(11)	—	(123)

Net cash outflow from capital expenditure and financial investment	(14)	(98)	(11)	—	(123)

Acquisitions and disposals
Funding to joint ventures and associates	—	—	(4)	—	(4)
Repayments of funding from joint ventures and associates	—	—	6	—	6
Receipt from sale of investments in joint ventures	—	—	14	—	14

Net cash inflow from acquisitions and disposals	—	—	16	—	16

Equity dividends paid	(63)	—	—	—	(63)

Net cash (outflow) inflow before management of liquid resources and financing	(71)	204	51	—	184

Management of liquid resources	(58)	137	—	—	79

Financing
Proceeds from issue of Ordinary Shares	2	—	—	—	2
Share buy-back	(128)	—	—	—	(128)
Loans from (to) Group companies	256	(210)	(46)	—	—

Net cash inflow (outflow) from financing	130	(210)	(46)	—	(126)

Increase in cash	1	131	5	—	137

Reconciliation to US GAAP:
Net cash (used in) provided by operating activities	(52)	439	46	—	433
Net cash (used in) provided by investing activities	(14)	(98)	5	—	(107)
Net cash provided by (used in) financing activities	67	(210)	(46)	—	(189)

Net increase in cash and cash equivalents	1	131	5	—	137
Cash and cash equivalents under US GAAP at the beginning of the period	—	123	13	—	136

Cash and cash equivalents under US GAAP at the end of the period	1	254	18	—	273

See notes to supplemental guarantor information.

Supplemental condensed consolidating statements of cash flow
For the half year ended 31 December 2003 (2)
(£ millions)

	British Sky	(1)	Non-		BSkyB Group
	Broadcasting	Guarantor	Guarantor	Consolidation	and
	Group plc	Subsidiaries	Subsidiaries	Adjustments	Subsidiaries
Operating activities
Operating profit (loss)	16	261	(52)	—	225
Depreciation	—	52	6	—	58
Amortisation of goodwill and other intangible assets	—	—	58	—	58
Loss on disposal of tangible fixed assets	—	1	—	—	1
Decrease in working capital	—	29	33	—	62
Decrease in provisions	—	—	(3)	—	(3)

Net cash inflow from operating activities	16	343	42	—	401

Dividends received from joint ventures	—	—	3	—	3

Returns on investments and servicing of finance
Interest paid and similar charges	(51)	—	—	—	(51)
Interest received and similar income	1	2	—	—	3

Net cash (outflow) inflow from returns on investments and servicing of finance	(50)	2	—	—	(48)

Taxation
UK corporation tax paid	—	(21)	—	—	(21)
Consortium relief paid	—	—	(3)	—	(3)

Net cash outflow from taxation	—	(21)	(3)	—	(24)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(9)	(50)	(6)	—	(65)
Receipt from sale of fixed asset investments	68	—	—	—	68

Net cash inflow (outflow) from capital expenditure and financial investment	59	(50)	(6)	—	3

Acquisitions and disposals
Funding to joint ventures and associates	—	—	(2)	—	(2)
Repayment of funding from joint ventures	—	—	3	—	3

Net cash inflow from acquisitions and disposals	—	—	1	—	1

Net cash inflow before management of liquid resources and financing	25	274	37	—	336

Management of liquid resources	—	(175)	—	—	(175)

Financing
Proceeds from issue of Ordinary Shares	10	—	—	—	10
Net decrease in debt due after more than one year	(75)	—	—	—	(75)
Loans from (to) Group companies	40	(4)	(36)	—	—

Net cash outflow from financing	(25)	(4)	(36)	—	(65)

Increase in cash	—	95	1	—	96

Reconciliation to US GAAP:
Net cash (used in) provided by operating activities	(34)	149	42	—	157
Net cash provided by (used in) investing activities	59	(50)	(5)	—	4
Net cash used in financing activities	(25)	(4)	(36)	—	(65)

Net increase in cash and cash equivalents	—	95	1	—	96
Cash and cash equivalents under US GAAP at the beginning of the period	—	40	7	—	47

Cash and cash equivalents under US GAAP at the end of the period	—	135	8	—	143

See notes to supplemental guarantor information.

Notes to Supplemental Guarantor Information

(1)	The Guarantors are:

British Sky Broadcasting Limited	Operates the leading pay television broadcasting service in the United Kingdom and Ireland. The Company’s principal activities consist of the operation and/or distribution of 27 wholly-owned television channels in digital across various genres, including movies, sports, news, arts and general entertainment. In addition, the Company currently markets to DTH viewers channels owned and broadcast by third parties.

Sky Subscribers Services Limited (“SSSL”)	Provides support services (including conditional access and subscriber management) and acts as an agent for the DTH pay television business of its parent undertaking, British Sky Broadcasting Limited. SSSL also provides similar services to a fellow subsidiary undertaking and to third party broadcasters.

(2)	Certain reclassifications were made to conform all of the financial information to the financial presentation of the Group. The principal consolidation adjustments relate to investments in subsidiaries and intercompany balances.

(3)	Investments in Group subsidiaries are accounted for by their parent company under the equity method of accounting for the purposes of the supplemental combining presentation only. Under the equity method, earnings of subsidiary undertakings are reflected in the parent company’s investment account and earnings.

Separate financial statements of the subsidiary guarantors are not included herein because the Company has determined that such financial statements are not material to investors.

GLOSSARY OF TERMS

ADS	American Depositary Share

Basic Packages	DTH subscription packages which exclude Premium Channels

BSkyB or the Company	British Sky Broadcasting Group plc

DTH	Direct-to-Home satellite television

DTT	Digital Terrestrial Television: DTT uses digital signals delivered to homes through a conventional aerial, converted through a set top box

EITF	Emerging Issues Task Force: a body which assists in providing financial reporting guidance under US GAAP

fiscal year or fiscal	Refers to the twelve months ended on the Sunday nearest to 30 June of the given year

FRS	UK Financial Reporting Standard

GAAP	Generally Accepted Accounting Principles

the Group	BSkyB and its subsidiary undertakings

IFRS	International Financial Reporting Standards

Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels

Premium Sky Distributed Channels	The Disney Channel (including three Disney multiplex channels, “Toon Disney”, “Playhouse Disney” and “Disney Channel +1 hour”), FilmFour (including the FilmFour multiplex channels, “FilmFour +1” and “FilmFour Weekly”), MUTV, Chelsea TV and Music Choice Extra

Sky Basic Channels	Sky One (and its multiplex version, Sky Mix), Sky News, Sky Travel (and its multiplex version, Sky Travel Extra), Sky Travel Shop, Sky Sports News, Sky Vegas Live, Flaunt, The Amp and Scuzz

Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and Sky Premium Channels (including bonus and enhanced channels to the Sky Premium Channels, including Sky Sports 3 and Sky Cinema 1 (and its multiplex version, Sky Cinema 2)) and Artsworld (all references to Sky Channels relating to periods prior to 4 March 2005 exclude Artsworld)

Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH viewers

Sky Premium Channels	Sky Movies 1 (and its multiplex versions, Sky Movies 3, Sky Movies 5, Sky Movies 7 and Sky Movies 9), Sky Movies 2 (and its multiplex versions, Sky Movies 4, Sky Movies 6 and Sky Movies 8), Sky Sports 1, Sky Sports 2 and Sky Sports Xtra

UITF	Urgent Issues Task Force: a body which assists in providing financial reporting guidance under UK GAAP